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Exhibit 99.1

Third Quarter Report 2015

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

        This Management's Discussion and Analysis ("MD&A") dated October 30, 2015 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2014 (the "Form 40-F"), prepared in accordance with IFRS. The Company has adopted IFRS as its basis of accounting, replacing US GAAP effective July 1, 2014. The condensed interim consolidated financial statements and MD&A are presented in United States dollars ("$" or "US$") and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euros" or "€"). Additional information relating to the Company, including risk factors in the Form 40-F, is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. The Company's nine mines are located in Canada, Mexico and Finland, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

        Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

        Agnico Eagle's nine mines are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at September 30, 2015 of $6,805.6 million were comparable with December 31, 2014 total assets of $6,809.3 million. Cash and cash equivalents increased by $24.4 million to $202.0 million between December 31, 2014 and September 30, 2015 due primarily to cash provided by operating activities of $475.5 million, net proceeds from the sale of available-for-sale securities and warrants and the issuance of a $50.0 million note on September 30, 2015, partially offset by $316.8 million in capital expenditures, a net $176.1 million repayment of long-term debt and $44.6 million in dividends paid during the first nine months of 2015. Restricted cash decreased from $54.0 million at December 31, 2014 to $20.3 million at September 30, 2015 due primarily to the transfer of cash from a restricted trust account to a Canadian Malartic Corporation cash account during the third quarter of 2015. Ore in stockpiles and on leach pads inventories of $51.9 million at September 30, 2015 remained comparable with $52.0 million at December 31, 2014. Concentrates and dore bar inventories increased from $111.9 million at December 31, 2014 to $160.3 million at September 30, 2015 due primarily to a buildup of concentrates and dore bar inventories at the Canadian Malartic mine as mill throughput is increased toward capacity and to planned mine sequencing resulting in the buildup of concentrates and dore bar inventories at the La India and Lapa mines. Supplies inventories decreased marginally from $282.8 million at December 31, 2014 to $278.6 million at September 30, 2015 as supplies at the Meadowbank mine that were drawn down during the first six months of 2015 were replenished during the 2015 summer barge

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

shipping season. Available-for-sale securities decreased from $56.5 million at December 31, 2014 to $32.0 million at September 30, 2015 due to $29.7 million in disposals, $11.1 million in unrealized fair value losses and $8.1 million in impairment losses, partially offset by $24.4 million in new investments recorded during the first nine months of 2015. Long-term ore in stockpiles and on leach pads increased by $11.2 million from $25.1 million at December 31, 2014 to $36.3 million at September 30, 2015 due primarily to updated mine sequencing plans at the Kittila and Pinos Altos mines resulting in the reclassification of ore stockpiles from short-term to long-term. Property, plant and mine development decreased from $5,155.9 million at December 31, 2014 to $5,082.3 million at September 30, 2015 due primarily to amortization expense of $451.5 million, partially offset by $316.8 million in capital expenditures and property acquisitions totaling $67.5 million during the first nine months of 2015.

        Total liabilities decreased to $2,650.4 million at September 30, 2015 from $2,740.8 million at December 31, 2014 due primarily to $150.0 million in net Credit Facility repayments during the first nine months of 2015 and the June 30, 2015 settlement of the convertible debentures issued by Osisko Mining Corporation ("Osisko") and assumed by Canadian Malartic GP. A $42.1 million increase in accounts payable and accrued liabilities between December 31, 2014 and September 30, 2015 was due primarily to summer barge shipping season expenditures to the Meadowbank mine and Meliadine project and to a $12.7 million securities class action lawsuit settlement agreement which is expected to be covered by insurance. Agnico Eagle's net income taxes payable position of $17.7 million at December 31, 2014 compared with a net income taxes receivable position of $49.0 million at September 30, 2015 due primarily to payments to tax authorities during the first nine months of 2015.

        Certain previously reported Agnico Eagle consolidated balance sheet line items as at December 31, 2014 were updated to reflect adjusted final estimates of the fair value of identifiable assets acquired and liabilities assumed related to the June 16, 2014 joint acquisition of Osisko. As a result of new information obtained about the facts and circumstances that existed as of the Osisko acquisition date, the following adjustments were recorded to both the adjusted final purchase price allocation and the December 31, 2014 balance sheet as previously reported: the goodwill line item (not deductible for tax purposes) increased by $114.3 million; the property, plant and mine development line item decreased by $145.6 million and the deferred income and mining tax liabilities line item decreased by $35.0 million.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $1.3 million, or $0.01 per share, in the third quarter of 2015 compared with a net loss of $15.1 million, or $0.07 per share, in the third quarter of 2014. In the third quarter of 2015, the operating margin (revenues from mining operations less production costs) increased to $254.2 million from $193.6 million in the third quarter of 2014 due primarily to a 26.3% increase in gold production and a 5.6% decrease in production costs, partially offset by a 10.4% decrease in the average realized price of gold between periods. Gold production increased to 441,124 ounces in the third quarter of 2015 compared with 349,273 ounces in the third quarter of 2014 due primarily to higher gold grade and tonnes of ore milled at the LaRonde mine, a 54.0% increase in tonnes of ore milled at the Kittila mine and higher gold grade at the Canadian Malartic, La India, Meadowbank and Pinos Altos mines. Cash provided by operating activities amounted to $143.7 million in the third quarter of 2015 compared with $71.2 million in the third quarter of 2014.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Weighted average total cash costs per ounce of gold produced amounted to $536 on a by-product basis and $587 on a co-product basis in the third quarter of 2015 compared with $716 on a by-product basis and $794 on a co-product basis in the third quarter of 2014.

        In the first nine months of 2015, Agnico Eagle reported net income of $40.1 million, or $0.19 per share, compared with net income of $104.3 million, or $0.55 per share, in the first nine months of 2014. In the first nine months of 2015, the operating margin (revenues from mining operations less production costs) increased to $737.0 million from $676.4 million in the first nine months of 2014 due primarily to a 19.9% increase in gold production, partially offset by an 8.7% decrease in the average realized price of gold and a 6.7% increase in production costs between periods. Gold production increased to 1,249,012 ounces in the first nine months of 2015 compared with 1,041,753 ounces in the first nine months of 2014 due primarily to an incremental 136,298 attributable ounces for the full first nine months of 2015 from the Company's interest in the Canadian Malartic mine which was acquired on June 16, 2014, higher gold grade and tonnes of ore milled at the LaRonde mine, a 37.5% increase in tonnes of ore milled at the Kittila mine, the ramp up of production from the La India mine and the Goldex mine's M and E Zones which achieved commercial production in February 2014 and October 2013, respectively, and higher gold grade at the Pinos Altos and Lapa mines. Partially offsetting the overall increase in gold production between the first nine months of 2014 and the first nine months of 2015 was a 23.7% decrease in gold production at the Meadowbank mine due primarily to lower gold grade. Cash provided by operating activities amounted to $475.5 million in the first nine months of 2015 compared with $504.4 million in the first nine months of 2014. Weighted average total cash costs per ounce of gold produced amounted to $574 on a by-product basis and $633 on a co-product basis in the first nine months of 2015 compared with $627 on a by-product basis and $716 on a co-product basis in the first nine months of 2014.

        The table below sets out variances in the key drivers of net income for the three and nine months ended September 30, 2015 compared with the three and nine months ended September 30, 2014:

(millions of United States dollars)	Three Months Ended September 30, 2015 vs. Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015 vs. Nine Months Ended September 30, 2014
Increase in gold revenue	$72.5	$120.1
(Decrease) increase in silver revenue	(19.2)	2.6
Decrease in net copper revenue	(3.0)	(6.9)
Decrease in net zinc revenue	(4.9)	(7.0)
Decrease in production costs due to weaker Canadian dollar, Mexican peso and Euro	26.6	94.3
Increase in production costs	(11.4)	(142.5)
Increase in exploration and corporate development expenses	(16.6)	(42.8)
Increase in amortization of property, plant and mine development	(40.5)	(156.9)
(Increase) decrease in general and administrative expense	(0.7)	18.3
Change in impairment loss on available-for-sale securities	(6.6)	(5.2)
Decrease (increase) in finance costs	1.2	(2.1)
Change in gain on sale of available-for-sale securities	0.8	19.2
Change in non cash foreign currency translation	(5.6)	2.8
Decrease in income and mining taxes	36.7	59.1
Other	(13.0)	(17.1)

Total net income variance	$16.3	$(64.1)

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Three Months Ended September 30, 2015 vs. Three Months Ended September 30, 2014

        Revenues from mining operations increased to $508.8 million in the third quarter of 2015 compared with $463.4 million in the third quarter of 2014 due primarily to a 26.3% increase in gold production between periods. An increase in tonnes of ore milled at the Kittila and LaRonde mines along with higher gold grades at the LaRonde mine resulted in a 91,851 ounce increase in gold production between the third quarter of 2014 and the third quarter of 2015. Partially offsetting the impact of increased gold production on revenues from mining operations was a 10.4% decrease in the average realized price of gold, a 15.7% decrease in the average realized price of silver and a 66.8% decrease in zinc production between periods.

        Production costs were $254.6 million in the third quarter of 2015, a 5.6% decrease compared with $269.8 million in the third quarter of 2014 due primarily to the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar. Partially offsetting the total decrease in production costs between the third quarter of 2014 and the third quarter of 2015 was a 29.4% increase in tonnes of ore milled at the LaRonde mine and a $7.2 million increase in production costs at the Kittila mine due to a 54.0% increase in tonnes of ore milled between periods.

        Weighted average total cash costs per ounce of gold produced decreased to $536 on a by-product basis and $587 on a co-product basis in the third quarter of 2015 compared with $716 on a by-product basis and $794 on a co-product basis in the third quarter of 2014 due primarily to increased gold production at the LaRonde, Kittila and Canadian Malartic mines between periods and the impact on costs of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar. Partially offsetting the overall decrease in weighted average total cash costs per ounce of gold on a by-product basis produced between the third quarter of 2014 and the third quarter of 2015 were lower by-product revenue credits at the LaRonde mine. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses increased to $37.1 million in the third quarter of 2015 compared with $20.5 million in the third quarter of 2014 due primarily to exploration at the Amaruq project in Nunavut and the El Barqueno project in Mexico, and increased corporate development and project evaluation expenses between periods.

        Amortization of property, plant and mine development increased by $40.6 million to $158.0 million between the third quarter of 2014 and the third quarter of 2015 due primarily to increased gold production at the LaRonde and Kittila mines, an increase in depreciable mining properties at the Canadian Malartic mine between periods based on final estimates of fair value as at the June 16, 2014 acquisition date, and a ramp up in gold production at the La India mine related to the achievement of commercial production in February 2014.

        General and administrative expense increased to $25.7 million during the third quarter of 2015 compared with $25.0 million during the third quarter of 2014 due primarily to increased compensation and benefits expenses, partially offset by reduced consulting costs between periods.

        An impairment loss on certain available-for-sale securities of $7.1 million was recorded as at September 30, 2015 compared with $0.5 million as at September 30, 2014. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged. A gain of $0.9 million was recorded on the sale of available-for-sale securities in the third quarter of 2015 compared with $0.1 million in the third quarter of 2014.

        During the third quarter of 2015, there was a non-cash foreign currency translation loss of $0.9 million attributable to the impact of a weakening of the Canadian dollar and Mexican peso versus the US dollar at

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

September 30, 2015 relative to June 30, 2015 on the Company's net monetary assets. A non-cash foreign currency translation gain of $4.7 million was recorded during the comparative third quarter of 2014.

        In the third quarter of 2015, the Company recorded an income and mining taxes recovery of $15.3 million on a loss before income and mining taxes of $14.0 million, resulting in an effective tax rate of 109.3%. In the third quarter of 2014, the Company recorded income and mining taxes expense of $21.4 million on income before income and mining taxes of $6.3 million. The decrease in the effective tax rate between the third quarter of 2014 and the third quarter of 2015 is due primarily to a decrease in taxable permanent differences and a decrease in foreign exchange rate movements.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate in future periods.

Nine Months Ended September 30, 2015 vs. Nine Months Ended September 30, 2014

        In the first nine months of 2015, revenues from mining operations increased to $1,502.5 million from $1,393.7 million in the first nine months of 2014 due primarily to a 19.9% increase in gold production and a 21.0% increase in silver production between periods. An incremental increase of 136,298 attributable ounces of gold production from the Canadian Malartic mine which was jointly acquired on June 16, 2014, higher gold grade and tonnes of ore milled at the LaRonde mine, an increase in tonnes of ore milled at the Kittila mine, and the ramp up of production from the La India mine which achieved commercial production in February 2014, partially offset by a 19.4% decrease in gold grade at the Meadowbank mine, resulted in a 207,259 ounce net increase in total gold production between the first nine months of 2014 and the first nine months of 2015. Partially offsetting the impact of increased gold and silver production on revenues from mining operations was a 8.7% decrease in the average realized price of gold, a 17.0% decrease in the average realized price of silver and a 69.0% decrease in zinc production between periods.

        Production costs were $765.5 million in the first nine months of 2015, a 6.7% increase compared with $717.2 million in the first nine months of 2014 due primarily to a $59.2 million increase in attributable production costs from the acquired interest in the Canadian Malartic mine, a $13.5 million increase in production costs at the Kittila mine due to a 37.5% increase in tonnes of ore milled and $12.9 million in additional production costs at the La India mine which achieved commercial production in February 2014 between periods. Partially offsetting the total increase in production costs between the first nine months of 2014 and the first nine months of 2015 was the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar.

        Weighted average total cash costs per ounce of gold produced decreased to $574 on a by-product basis and $633 on a co-product basis in the first nine months of 2015 compared with $627 on a by-product basis and $716 on a co-product basis in the first nine months of 2014 due primarily to increased gold production and the impact on costs of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar. Partially offsetting the overall decrease in weighted average total cash costs per ounce of gold produced on a by-product basis between the first nine months of 2014 and the first nine months of 2015 was decreased gold production at the Meadowbank mine and lower by-product revenue credits at the LaRonde mine between periods. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

        Exploration and corporate development expenses increased to $84.4 million in the first nine months of 2015 compared with $41.6 million in the first nine months of 2014 due primarily to exploration at the Amaruq project in Nunavut and the El Barqueno project in Mexico and increased corporate development and project evaluation expenses between periods.

        Amortization of property, plant and mine development increased by $156.9 million to $451.5 million between the first nine months of 2014 and the first nine months of 2015 due primarily to the consolidation of the acquired interest in the Canadian Malartic mine and the increase to its depreciable mining properties between periods due to the finalization of related acquisition date fair value estimates, increased gold production at the La Ronde and Kittila mines and a ramp up in gold production related to the achievement of commercial production at the La India mine in February 2014.

        General and administrative expense decreased to $74.5 million during the first nine months of 2015 compared with $92.8 million during the first nine months of 2014 due primarily to $16.7 million in transaction costs associated with the June 16, 2014 joint acquisition of Osisko and lower consulting expenses between periods. Partially offsetting the overall decrease in general and administrative expense, the Company consolidated its interest in the Canadian Malartic mine's general and administrative expense for the full first nine months of 2015. Transaction costs associated with the June 2015 acquisitions of Soltoro Ltd. ("Soltoro") and Gunnarn were capitalized to the mining properties acquired as both were accounted for as asset acquisitions.

        Impairment losses on certain available-for-sale securities of $8.1 million were recorded in the first nine months of 2015 compared with $2.9 million in the first nine months of 2014. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged. A gain of $24.6 million was recorded on the sale of available-for-sale securities in the first nine months of 2015 compared with $5.4 million in the first nine months of 2014.

        During the first nine months of 2015, there was a non-cash foreign currency translation gain of $6.0 million mainly attributable to the impact of a weakening of the Canadian dollar, Mexican peso and Euro versus the US dollar at September 30, 2015 relative to December 31, 2014 on the Company's net monetary liabilities. A non-cash foreign currency translation gain of $3.2 million was recorded during the comparative first nine months of 2014.

        In the first nine months of 2015, the Company recorded income and mining taxes expense of $23.5 million on income before income and mining taxes of $63.6 million, resulting in an effective tax rate of 36.9%. In the first nine months of 2014, the Company recorded income and mining taxes expense of $82.6 million on income before income and mining taxes of $186.9 million, resulting in an effective tax rate of 44.2%. The decrease in the effective tax rate between the first nine months of 2014 and the first nine months of 2015 is due primarily to a decrease in taxable permanent differences, partially offset by foreign exchange rate movements.

LaRonde mine

        At the LaRonde mine, gold production increased by 91.7% to 71,860 ounces in the third quarter of 2015 compared with 37,490 ounces in the third quarter of 2014 due primarily to higher gold grade and an increase in tonnes of ore milled. Production costs at the LaRonde mine were $49.2 million in the third quarter of 2015, an increase of 4.6% compared with production costs of $47.1 million in the third quarter of 2014 driven primarily by increased mill throughput and higher local currency costs related to underground development, underground maintenance and site administration costs, partially offset by a weakening of the Canadian dollar relative to the US dollar.

        Gold production increased by 34.0% to 194,760 ounces in the first nine months of 2015 compared with 145,336 ounces in the first nine months of 2014 at the LaRonde mine, due primarily to higher gold grade and an

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

increase in tonnes of ore milled. Production costs at the LaRonde mine were $140.2 million in the first nine months of 2015, a decrease of 0.6% compared with production costs of $141.1 million in the first nine months of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar, partially offset by increased mill throughput, higher local currency costs related to underground development and maintenance, and site administration costs and costs related to temporary issues with the paste fill piping network during the first nine months of 2015.

Lapa mine

        At the Lapa mine, gold production increased by 3.6% to 25,668 ounces in the third quarter of 2015 compared with 24,781 ounces in the third quarter of 2014 due primarily to increased mill recoveries and higher gold grade. Production costs at the Lapa mine were $12.3 million in the third quarter of 2015, a decrease of 11.6% compared with production costs of $13.9 million in the third quarter of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mill throughput due to downtime related to the discovery of fatigue cracks in the feed head of the Lapa mine's ball mill.

        Gold production increased by 6.0% to 71,038 ounces in the first nine months of 2015 compared with 67,011 ounces in the first nine months of 2014 at the Lapa mine, due primarily to higher gold grade and increased mill recoveries. Production costs at the Lapa mine were $39.9 million in the first nine months of 2015, a decrease of 8.4% compared with production costs of $43.6 million in the first nine months of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mill throughput due to a reduction in the number of stopes available for mining between periods and downtime related to the discovery of fatigue cracks in the feed head of the Lapa mine's ball mill.

Goldex mine

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon. As of September 30, 2011, Agnico Eagle recorded an impairment loss on its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable mineral reserves at the Goldex mine, other than ore stockpiled on the surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining Goldex Extension Zone ("GEZ") surface stockpile in October of 2011. Operations in the GEZ remain suspended indefinitely.

        During the three and nine months ended September 30, 2015, the Company incurred $0.2 million and $0.4 million in remediation costs, respectively, that were applied against the environmental remediation liability recognized in 2011. During the three and nine months ended September 30, 2014, the Company incurred $0.9 million and $2.9 million in remediation costs, respectively, that were applied against the environmental remediation liability recognized in 2011.

        Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended in October of 2011. A team of independent consultants and Agnico Eagle staff performed a thorough review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E zones, would be viable. After a review of the assessment, Agnico Eagle's Board of Directors (the "Board") approved the M and E Zones for development using existing mine infrastructure such as the shaft and mill. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013.

        As a result of the Company's restatement of comparative information under IFRS, a $109.7 million impairment loss reversal was recorded as at the January 1, 2013 IFRS transition date. Specific long-lived assets associated with the GEZ that were impaired as at September 30, 2011 due to the suspension of mining

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

operations, including the Goldex mine's shaft and mill, were subsequently incorporated into the development plan for the Goldex mine's M and E Zones which was approved by the Board in July 2012.

        At the Goldex mine's M and E Zones, gold production increased by 16.1% to 32,068 ounces in the third quarter of 2015 compared with 27,611 ounces in the third quarter of 2014 due primarily to higher gold grade, an increase in tonnes of ore milled and increased mill recoveries. Production costs at the Goldex mine's M and E Zones were $16.1 million in the third quarter of 2015, a decrease of 0.6% compared with production costs of $16.2 million in the third quarter of 2014 driven primarily by increased mill throughput due to mining front maturity and productivity improvements, partially offset by a weakening of the Canadian dollar relative to the US dollar.

        Gold production increased by 23.7% to 87,780 ounces in the first nine months of 2015 compared with 70,970 ounces in the first nine months of 2014 at the Goldex mine's M and E Zones, due primarily to an increase in tonnes of ore milled, higher gold grade and increased mill recoveries. Production costs at the Goldex mine's M and E Zones were $47.9 million in the first nine months of 2015, an increase of 0.9% compared with production costs of $47.5 million in the first nine months of 2014 driven primarily by increased mill throughput between periods due to the exploitation of more mature mining fronts, partially offset by a weakening of the Canadian dollar weakened relative to the US dollar.

Meadowbank mine

        At the Meadowbank mine, gold production increased by 8.6% to 99,425 ounces in the third quarter of 2015 compared with 91,557 ounces in the third quarter of 2014 due primarily to higher gold grade. Production costs at the Meadowbank mine were $57.4 million in the third quarter of 2015, a decrease of 21.2% compared with production costs of $72.8 million in the third quarter of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mill throughput between periods.

        Gold production decreased by 23.7% to 279,224 ounces in the first nine months of 2015 compared with 366,162 ounces in the first nine months of 2014 at the Meadowbank mine, due primarily to lower gold grade, a decrease in tonnes of ore milled and lower mill recoveries. Production costs at the Meadowbank mine were $181.4 million in the first nine months of 2015, a decrease of 11.0% compared with production costs of $203.7 million in the first nine months of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mill throughput, partially offset by higher local currency costs related to site services and maintenance costs between periods.

Canadian Malartic mine

        Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko on June 16, 2014 by way of a plan of arrangement under the Canada Business Corporations Act (the "Arrangement"). As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko and Canadian Malartic GP, which now holds the Canadian Malartic mine. Agnico Eagle and Yamana will also jointly explore, through their indirect ownership of Canadian Malartic Corporation (the successor to Osisko), the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

        At the Canadian Malartic mine, attributable gold production increased by 18.3% to 76,603 ounces in the third quarter of 2015 compared with 64,761 ounces in the third quarter of 2014 due primarily to higher gold grade. Attributable production costs at the Canadian Malartic mine were $42.0 million in the third quarter of 2015, a decrease of 12.3% compared with production costs of $47.9 million in the third quarter of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar.

        During the first nine months of 2015, the Canadian Malartic mine produced 212,937 attributable ounces of gold and incurred attributable production costs of $125.4 million. Between its June 16, 2014 joint acquisition

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

date and September 30, 2014, the Canadian Malartic mine produced 76,639 attributable ounces of gold and incurred attributable production costs of $66.2 million.

Kittila mine

        At the Kittila mine, gold production increased by 64.6% to 46,455 ounces in the third quarter of 2015 compared with 28,230 ounces in the third quarter of 2014 due primarily to a scheduled shutdown in September of 2014 to tie-in the mill expansion. Production costs at the Kittila mine were $31.1 million in the third quarter of 2015, an increase of 29.9% compared with production costs of $24.0 million in the third quarter of 2014 driven primarily by the scheduled shutdown in September of 2014 to tie-in the mill expansion and higher local currency mill production costs between periods, partially offset by a weakening of the Euro relative to the US dollar.

        Gold production increased by 35.0% to 133,095 ounces in the first nine months of 2015 compared with 98,612 ounces in the first nine months of 2014 at the Kittila mine due primarily to an increase in tonnes of ore milled, partially offset by lower gold grade and mill recoveries between periods. Production costs at the Kittila mine were $93.9 million in the first nine months of 2015, an increase of 16.9% compared with production costs of $80.3 million in the first nine months of 2014 driven primarily by a 37.5% increase in mill throughput facilitated by the mill expansion completed in the fourth quarter of 2014, partially offset by a weakening of the Euro relative to the US dollar between periods.

Pinos Altos mine

        At the Pinos Altos mine, gold production increased by 16.0% to 47,725 ounces in the third quarter of 2015 compared with 41,155 ounces in the third quarter of 2014 due primarily to increases in gold grade and tonnes of ore milled, partially offset by a decrease in tonnes of ore stacked on the heap leach pad between periods. Production costs at the Pinos Altos mine were $26.8 million in the third quarter of 2015, a decrease of 8.4% compared with production costs of $29.3 million in the third quarter of 2014 driven primarily by a weakening of the Mexican peso relative to the US dollar and a decrease in tonnes of ore stacked on the heap leach pad, partially offset by an increase in mill throughput between periods.

        Gold production increased by 13.9% to 148,478 ounces in the first nine months of 2015 compared with 130,350 ounces in the first nine months of 2014 at the Pinos Altos mine, due primarily to increases in gold grade and tonnes of ore milled, partially offset by a decrease in tonnes of ore stacked on the heap leach pad between periods. Production costs at the Pinos Altos mine were $80.8 million in the first nine months of 2015, a decrease of 10.8% compared with production costs of $90.7 million in the first nine months of 2014 driven primarily by a weakening of the Mexican peso relative to the US dollar and a decrease in tonnes of ore stacked on the heap leach pad between periods, partially offset by an increase in mill throughput between periods.

Creston Mascota deposit at Pinos Altos

        At the Creston Mascota deposit at Pinos Altos, gold production decreased by 4.9% to 12,716 ounces in the third quarter of 2015 compared with 13,377 ounces in the third quarter of 2014 due primarily to a 7.4% decrease in ore stacked on the heap leach pad, partially offset by an increase in gold grade between periods. Production costs at the Creston Mascota deposit at Pinos Altos were $6.1 million in the third quarter of 2015, a decrease of 20.2% compared with production costs of $7.6 million in the third quarter of 2014 driven primarily by a weakening of the Mexican peso relative to the US dollar and a decrease in tonnes of ore stacked on the heap leach pad between periods.

        Gold production increased by 17.0% to 40,770 ounces in the first nine months of 2015 compared with 34,853 ounces in the first nine months of 2014 at the Creston Mascota deposit at Pinos Altos due primarily to increases in tonnes of ore stacked on the heap leach pad and gold grade. Production costs at the Creston Mascota deposit at Pinos Altos were $19.2 million in the first nine months of 2015, a decrease of 5.3% compared

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

with production costs of $20.3 million in the first nine months of 2014 driven primarily by a weakening of the Mexican peso relative to the US dollar, partially offset by an increase in tonnes of ore stacked on the heap leach pad between periods.

La India mine

        The La India mine achieved commercial production on February 1, 2014. During the third quarter of 2015, the La India mine produced 28,604 ounces of gold, a 40.8% increase compared with 20,311 ounces of gold in the third quarter of 2014 due primarily to higher gold grade. Production costs at the La India mine were $13.5 million in the third quarter of 2015, an increase of 22.5% compared with production costs of $11.0 million in the third quarter of 2014 driven primarily by the ramp up of ore stacked on the heap leach pad to design capacity, partially offset by a weakening of the Mexican peso relative to the US dollar between periods.

        During the first nine months of 2015, the La India mine produced 80,930 ounces of gold compared with 51,820 ounces of gold in the first nine months of 2014, including 3,492 ounces of gold produced prior to the achievement of commercial production on February 1, 2014. Production costs at the La India mine were $36.7 million in the first nine months of 2015 compared with $23.8 million in the first nine months of 2014 due primarily to the operations ramp up during the period in which commercial production was achieved. Partially offsetting the overall increase in production costs between periods was the impact of a weakening of the Mexican peso relative to the US dollar.

Liquidity and Capital Resources

        As at September 30, 2015, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $227.6 million compared with $215.3 million at December 31, 2014. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities of greater than three months at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) increased to $653.2 million at September 30, 2015 compared with $575.7 million at December 31, 2014.

Operating Activities

        Cash provided by operating activities increased by $72.5 million to $143.7 million in the third quarter of 2015 compared with $71.2 million in the third quarter of 2014 due primarily to a 26.3% increase in gold production and the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar on costs between periods. Partially offsetting these positive impacts on cash provided by operating activities was a 10.4% decrease in the average realized price of gold and a $16.6 million increase in exploration and corporate development expenses between periods.

        Cash provided by operating activities decreased by $28.9 million to $475.5 million in the first nine months of 2015 compared with $504.4 million in the first nine months of 2014 due primarily to an 8.6% decrease in the average realized price of gold, a $48.2 million increase in production costs, a $42.8 million increase in exploration and corporate development expenses and the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar on costs between periods. Partially offsetting these negative impacts on cash provided by operating activities was a 19.9% increase in gold production.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Investing Activities

        Cash used in investing activities decreased to $100.4 million in the third quarter of 2015 compared with $131.7 million in the third quarter of 2014 due primarily to available-for-sale securities and warrants transactions, an incremental $8.0 million decrease in restricted cash between the third quarter of 2014 and the third quarter of 2015 and a $3.0 million decrease in capital expenditures between periods.

        In the third quarter of 2014, the Company purchased $13.9 million in available-for-sale securities and warrants compared with nil in the third quarter of 2015. In the third quarter of 2015, the Company received net proceeds of $4.7 million from the sale of available-for-sale securities and warrants compared with $0.5 million in the third quarter of 2014. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

        Cash used in investing activities decreased to $258.7 million in the first nine months of 2015 compared with $728.5 million in the first nine months of 2014 due primarily to $403.5 million in net cash expenditures associated with the Company's June 16, 2014 joint acquisition of Osisko, a $25.3 million decrease in capital expenditures, available-for-sale securities and warrants transactions and an incremental $22.7 million decrease in restricted cash between the first nine months of 2014 and the first nine months of 2015. The decrease in capital expenditures between periods is mainly attributable to significant construction expenditures incurred in the first nine months of 2014 related to the Kittila mine's mill expansion project which was completed ahead of schedule in 2014 and the La India mine which achieved commercial production in February 2014. Partially offsetting the overall decrease in capital expenditures between the first nine months of 2014 and the first nine months of 2015 were capital expenditures associated with the Canadian Malartic mine which was jointly acquired on June 16, 2014 and increased growth capital expenditures at the Goldex mine and Meliadine project between periods.

        In the first nine months of 2015, the Company purchased $19.4 million in available-for-sale securities and warrants compared with $27.2 million in the first nine months of 2014. In the first nine months of 2015, the Company received net proceeds of $61.0 million from the sale of available-for-sale securities and warrants compared with $40.6 million in the first nine months of 2014.

        On June 9, 2015, the Company acquired all of the issued and outstanding common shares of Soltoro Ltd. ("Soltoro"), including common shares issuable on the exercise of Soltoro's outstanding options and warrants, by way of a plan of arrangement under the Canada Business Corporations Act (the "Soltoro Arrangement"). Each outstanding share of Soltoro was exchanged under the Soltoro Arrangement for: (i) C$0.01 in cash; (ii) 0.00793 of an Agnico Eagle common share; and (iii) 1 common share of Palamina Corp., a company that was newly formed in connection with the Soltoro Arrangement. Pursuant to the Soltoro Arrangement, Soltoro transferred all mining properties located outside of the state of Jalisco, Mexico to Palamina Corp., while Soltoro retained all mining properties located within the state of Jalisco, Mexico. Agnico Eagle had no interest in Palamina Corp. upon the closing of the Soltoro Arrangement. Agnico Eagle's total purchase price of $26.7 million was comprised of $2.4 million in cash, including $1.6 million in cash contributed to Palamina Corp., and 770,429 Agnico Eagle common shares issued from treasury. The Soltoro acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $1.4 million were capitalized to the mining properties acquired.

        On June 11, 2015, the Company acquired 55.0% of the issued and outstanding common shares of Gunnarn Mining AB ("Gunnarn") from Orex Minerals Inc. ("Orex"), by way of a share purchase agreement and joint venture agreement (the "Gunnarn Agreements"). Agnico Eagle's total purchase price of $13.1 million was comprised of $6.0 million in cash and $7.1 million in accrued consideration. Pursuant to the Gunnarn Agreements, the $7.1 million in accrued consideration includes two $2.0 million payments to be made by the Company to Orex in cash or Agnico Eagle common shares at Agnico Eagle's sole discretion on June 11, 2016 and June 11, 2017, respectively. Agnico Eagle has also committed to $7.0 million in exploration expenditures associated with the Barsele project by June 11, 2018 and may earn an additional 15.0% interest in Gunnarn if the

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Company completes a pre-feasibility study related to the Barsele project. Under the Gunnarn Agreements, Agnico Eagle will hold a majority of the seats on the board of directors of Gunnarn and will be the sole operator of the Barsele project in exchange for customary management fees. The Gunnarn acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $0.6 million were capitalized to the mining properties acquired.

        On May 21, 2015, the Company subscribed for 62,500,000 common shares of Belo Sun Mining Corp. ("Belo Sun") in a non-brokered private placement at a price of C$0.24 per Belo Sun common share, for total cash consideration of C$15.0 million. After closing the transaction, the Company holds approximately 17.4% of the issued and outstanding common shares of Belo Sun.

        On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko and Canadian Malartic GP, which now holds the Canadian Malartic mine. Agnico Eagle and Yamana will also jointly explore other properties that were held by Osisko (now Canadian Malartic Corporation) at the time of acquisition. Agnico Eagle has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company's rights and obligations prescribed by the Arrangement under IFRS. Agnico Eagle's share of Osisko's June 16, 2014 purchase price was comprised of cash payments totaling $462.7 million and 33,923,212 Agnico Eagle common shares valued at $1,135.1 million.

Financing Activities

        Cash provided by financing activities of $7.4 million in the third quarter of 2015 compared with cash used in financing activities of $35.9 million in the third quarter of 2014 due primarily to the issuance of a $50.0 million note on September 30, 2015, partially offset by a $4.3 million increase in the net repayment of long-term debt between the third quarter of 2014 and the third quarter of 2015.

        Cash used in financing activities of $180.3 million in the first nine months of 2015 compared with cash provided by financing activities of $247.9 million in the first nine months of 2014 due primarily to a swing from $285.4 million in net proceeds from long-term debt in the first nine months of 2014 to a $176.1 million net repayment of long-term debt in the first nine months of 2015 and to proceeds from the issuance of a $50.0 million note on September 30, 2015.

        On July 29, 2015, Agnico Eagle declared a quarterly cash dividend of $0.08 per common share paid on September 15, 2015 to holders of record of the common shares of the Company on September 1, 2015. Agnico Eagle has declared a cash dividend every year since 1983. In the third quarter of 2015, the Company paid dividends of $15.4 million compared with $14.5 million in the third quarter of 2014. In the first nine months of 2015, the Company paid dividends of $44.6 million compared with $39.5 million in the first nine months of 2014. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On September 30, 2015, the Company closed a private placement consisting of a $50.0 million guaranteed senior unsecured note (the "2015 Note") with a September 30, 2025 maturity date and a yield of 4.15%. An amount equal to or greater than the net proceeds from the 2015 Note are to be applied toward mining projects in the Province of Quebec, Canada.

        On September 30, 2015, the Company amended its $1.2 billion Credit Facility, extending the maturity date from June 22, 2019 to June 22, 2020 and amending pricing terms. As at September 30, 2015, the Company's outstanding balance under the Credit Facility was $350.0 million. Credit Facility availability is reduced by outstanding letters of credit, amounting to $1.0 million at September 30, 2015. As at September 30, 2015, $849.0 million was available for future drawdown under the Credit Facility.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

        On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes (the "2012 Notes"). The 2012 Notes mature in 2022 and 2024 and at issuance had a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Credit Facility.

        On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

        On July 31, 2015, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (the "Letter of Credit Facility"). The amount available under the Letter of Credit Facility increased from C$175.0 million to C$200.0 million. The obligations of the Company under the Letter of Credit Facility are guaranteed by certain of its subsidiaries. The Letter of Credit Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at September 30, 2015, $154.2 million had been drawn under the Letter of Credit Facility. Effective August 18, 2015, the financial institution and the Company agreed that the Company may draw up to C$250.0 million under the Letter of Credit Facility.

        On September 23, 2015, the Company entered into a C$150.0 million contract insurance bonding program agreement with Export Development Canada (the "EDC Facility"). Under the EDC Facility, Export Development Canada provides guarantees in respect of letters of credit issued on behalf of the Company to support certain performance obligations of the Company, its subsidiaries or any entity in which it has an interest. As at September 30, 2015, $17.3 million had been drawn under the EDC Facility.

        In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt and finance lease obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt and finance lease obligations is as follows:

  •
  A secured loan facility in the principal amount of C$75.0 million ($69.1 million) with scheduled C$20.0 million repayments on June 30, 2015, June 30, 2016 and June 30, 2017 and a 6.875% interest rate. A scheduled repayment of C$15.0 million ($14.1 million) was made subsequent to the June 16, 2014 acquisition date and the scheduled C$20.0 million ($16.0 million) repayment was made on June 30, 2015, resulting in attributable outstanding principal of $29.9 million as at September 30, 2015. On September 29, 2014, Canadian Malartic GP amended the acquired secured loan facility (the "CMGP Loan") with no change to maturity or pricing terms.

  •
  Senior unsecured convertible debentures (the "Convertible Debentures") with principal outstanding of C$37.5 million ($34.6 million), a November 2017 maturity date and a 6.875% interest rate. As at the June 16, 2014 acquisition date, the Convertible Debentures had an attributable fair value of $44.9 million. On June 30, 2015, the negotiated early settlement of all of the Convertible Debentures was completed. As a result of this settlement, 871,680 Agnico Eagle common shares with a fair value of $24.8 million were released from a depositary to the holders of the Convertible Debentures along with a cash payment of $10.1 million to settle the Company's obligation. Additional cash consideration of $3.2 million was paid to the holders of the Convertible Debentures upon settlement and was recorded in the other expenses (income) line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss). In the nine months ended September 30, 2015 a $2.4 million mark-to-market loss was recorded in the other expenses (income) line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss) related to the Convertible Debentures. In the three and nine months ended September 30, 2014, mark-to-market gains of $7.0 million and $3.1 million were recorded related to the Convertible Debentures, respectively. As at September 30, 2015, the Convertible Debentures had principal outstanding of nil.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

  •
  A loan with principal outstanding of C$2.1 million ($2.0 million) with monthly repayments scheduled through the first quarter of 2015 and a 0.0% interest rate. As at September 30, 2015, the Company's attributable loan principal outstanding amounted to nil.

  •
  Secured finance lease obligations of C$38.3 million ($35.3 million) provided in separate tranches with maturities ranging between 2015 and 2019 and a 7.5% interest rate. As at September 30, 2015, the Company's attributable finance lease obligations amounted to $19.2 million.

        The Company was in compliance with all covenants contained in the Credit Facility, 2015 Note, 2012 Notes and 2010 Notes as at September 30, 2015. Canadian Malartic GP was in compliance with all CMGP Loan covenants as at September 30, 2015.

        The Company issued common shares for gross proceeds of $3.4 million in the third quarter of 2015 and $9.1 million in the third quarter of 2014 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend re-investment plan. Gross proceeds from the issuance of common shares amounted to $21.3 million in the first nine months of 2015 and $25.0 million in the first nine months of 2014.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have an impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Weak economic conditions and volatile financial markets may have a significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The volatility of global stock markets impacts the valuation of the Company's equity investments.

International Financial Reporting Standards

        The Company has adopted IFRS as its basis of accounting, replacing US GAAP effective July 1, 2014. As a result, Agnico Eagle's condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 are reported in accordance with IFRS, with comparative information restated under IFRS and a transition date of January 1, 2013.

        Generally Accepted Accounting Principles ("GAAP") for Canadian publicly accountable enterprises became IFRS as issued by the International Accounting Standards Board in 2011 and the US Securities and Exchange Commission ("SEC") in the United States accepts financial statements prepared in accordance with IFRS without reconciliation to US GAAP from foreign private issuers. Accordingly, Agnico Eagle decided to convert its basis of accounting to IFRS to enhance the comparability of its financial statements to the Company's peers in the mining industry.

        Agnico Eagle developed and executed a detailed IFRS conversion plan including an assessment phase, an impact analysis and design phase and an implementation phase, culminating in the Company's initial reporting in accordance with IFRS for the three and nine months ended September 30, 2014.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        Pursuant to regulations adopted by the SEC under the Sarbanes-Oxley Act of 2002 and those of the CSA, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls as well as its procedures and internal controls over financial reporting. This evaluation is completed under the supervision of, and with the participation of, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

        Management of the Company, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with IFRS. There have been no significant changes in the Company's internal control over financial reporting in the third quarter of 2015 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

        The Company's management, including the CEO and CFO, recognizes there are inherent limitations in any system of disclosure controls and procedures and internal controls over financial reporting, no matter how well designed. Therefore, even those systems that are considered to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced, minesite costs per tonne and all-in sustaining costs per ounce of gold produced, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income (loss) as recorded in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2015	2014	2015	2014
Net income (loss) for the period — basic	$1,294	$(15,050)	$40,120	$104,253
Less: Dilutive impact of Convertible Debentures(i)	—	(6,522)	—	(2,602)

Net income (loss) for the period — diluted	$1,294	$(21,572)	$40,120	$101,651

Impairment loss on available-for-sale securities	7,076	462	8,106	2,881
Gain on sale of available-for-sale securities	(875)	(83)	(24,599)	(5,372)
Foreign currency translation loss (gain)	902	(4,679)	(6,009)	(3,170)
Stock options expense	4,062	3,481	15,912	16,630
Mark-to-market loss on warrants	363	6,254	2,133	928
Loss (gain) on settlement of warrants	—	4,679	(9,072)	4,865
Loss (gain) on other derivative financial instruments	16,188	(46)	23,229	(2,055)
Mark-to-market (gain) loss on Convertible Debentures(ii)	—	(6,971)	2,416	(3,125)
Income and mining taxes adjustments	6,821	11,253	20,214	4,459
Other	3,387	4,962	16,638	7,360

Adjusted net income for the period — basic	$39,218	$4,262	$89,088	$127,654

Adjusted net income for the period — diluted	$39,218	$4,711	$89,088	$128,177

Net income (loss) per share — basic	$0.01	$(0.07)	$0.19	$0.55
Net income (loss) per share — diluted	$0.01	$(0.10)	$0.19	$0.53
Adjusted net income per share — basic	$0.18	$0.02	$0.41	$0.67
Adjusted net income per share — diluted	$0.18	$0.02	$0.41	$0.67

Notes:

(i)
In connection with the joint acquisition of Osisko Mining Corporation on June 16, 2014, Agnico Eagle indirectly assumed its attributable interest in senior unsecured convertible debentures (the "Convertible Debentures"). The impact of the Convertible Debentures has been included in the calculation of diluted net income (loss) per share where dilutive and has been excluded from the calculation of diluted net income (loss) per share where anti-dilutive. On June 30, 2015, the negotiated early settlement of all the Convertible Debentures was completed, resulting in principal outstanding of nil.

(ii)
Where the impact of the Convertible Debentures is dilutive, the adjustment for mark-to-market (gain) loss on Convertible Debentures is excluded from the calculation of adjusted net income for the period on a diluted as it is already incorporated in the calculation of net income (loss) for the period on a diluted basis.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is presented on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is a method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

        Total cash costs per ounce of gold produced and minesite costs per tonne have been restated to conform with IFRS for all reported periods.

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) in accordance with IFRS.

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
LaRonde mine	$49,243	$47,070	$140,242	$141,107
Lapa mine	12,279	13,887	39,919	43,593
Goldex mine	16,120	16,222	47,900	47,486
Meadowbank mine	57,404	72,838	181,387	203,725
Canadian Malartic mine(i)	42,008	47,882	125,380	66,215
Kittila mine	31,116	23,963	93,892	80,347
Pinos Altos mine	26,845	29,293	80,824	90,652
Creston Mascota deposit at Pinos Altos	6,101	7,644	19,208	20,278
La India mine(ii)	13,468	10,994	36,724	23,839

Production costs per the interim condensed consolidated statements of income (loss) and comprehensive income (loss)	$254,584	$269,793	$765,476	$717,242

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iv) by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$49,243	$47,070	$140,242	$141,107
Adjustments:
Inventory and other adjustments(v)	1,106	2,273	14,570	21,437

Cash operating costs (co-product basis)	$50,349	$49,343	$154,812	$162,544
By-product metal revenues	(10,291)	(17,078)	(34,125)	(60,722)

Cash operating costs (by-product basis)	$40,058	$32,265	$120,687	$101,822
Gold production (ounces)	71,860	37,490	194,760	145,336
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$701	$1,316	$795	$1,118

By-product basis	$558	$861	$620	$701

LaRonde Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014		Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2014
Production costs		$49,243		$47,070		$140,242		$141,107
Inventory and other adjustments(vi)		(1,454)		(3,488)		266		326

Minesite operating costs		$47,789		$43,582		$140,508		$141,433
Minesite operating costs (thousands of C$)	C$	55,417	C$	47,474	C$	169,680	C$	154,785
Tonnes of ore milled (thousands of tonnes)		551		426		1,678		1,547

Minesite costs per tonne (C$)(iv)	C$	101	C$	111	C$	101	C$	100

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Lapa Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$12,279	$13,887	$39,919	$43,593
Adjustments:
Inventory and other adjustments(v)	1,117	1,141	1,407	2,608

Cash operating costs (co-product basis)	$13,396	$15,028	$41,326	$46,201
By-product metal revenues	(2)	(3)	(20)	(6)

Cash operating costs (by-product basis)	$13,394	$15,025	$41,306	$46,195
Gold production (ounces)	25,668	24,781	71,038	67,011
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$522	$606	$582	$689

By-product basis	$522	$606	$581	$689

Lapa Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014		Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2014
Production costs		$12,279		$13,887		$39,919		$43,593
Inventory and other adjustments(vi)		406		1,086		297		2,544

Minesite operating costs		$12,685		$14,973		$40,216		$46,137
Minesite operating costs (thousands of C$)	C$	16,614	C$	16,310	C$	50,610	C$	50,492
Tonnes of ore milled (thousands of tonnes)		146		157		424		477

Minesite costs per tonne (C$)(iv)	C$	114	C$	104	C$	119	C$	106

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Goldex Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$16,120	$16,222	$47,900	$47,486
Adjustments:
Inventory and other adjustments(v)	(744)	(147)	66	(559)

Cash operating costs (co-product basis)	$15,376	$16,075	$47,966	$46,927
By-product metal revenues	(2)	(5)	(15)	(16)

Cash operating costs (by-product basis)	$15,374	$16,070	$47,951	$46,911
Gold production (ounces)	32,068	27,611	87,780	70,970
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$479	$582	$546	$661

By-product basis	$479	$582	$546	$661

Goldex Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014		Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2014
Production costs		$16,120		$16,222		$47,900		$47,486
Inventory and other adjustments(vi)		(1,497)		(175)		(1,064)		(507)

Minesite operating costs		$14,623		$16,047		$46,836		$46,979
Minesite operating costs (thousands of C$)	C$	19,168	C$	17,481	C$	58,803	C$	51,414
Tonnes of ore milled (thousands of tonnes)		570		538		1,741		1,542

Minesite costs per tonne (C$)(iv)	C$	34	C$	32	C$	34	C$	33

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$57,404	$72,838	$181,387	$203,725
Adjustments:
Inventory and other adjustments(v)	2,642	(1,136)	2,088	3,344

Cash operating costs (co-product basis)	$60,046	$71,702	$183,475	$207,069
By-product metal revenues	(543)	(570)	(3,210)	(1,615)

Cash operating costs (by-product basis)	$59,503	$71,132	$180,265	$205,454
Gold production (ounces)	99,425	91,557	279,224	366,162
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$604	$783	$657	$566

By-product basis	$598	$777	$646	$561

Meadowbank Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014		Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2014
Production costs		$57,404		$72,838		$181,387		$203,725
Inventory and other adjustments(vi)		(1,643)		(1,224)		(3,717)		3,716

Minesite operating costs		$55,761		$71,614		$177,670		$207,441
Minesite operating costs (thousands of C$)	C$	71,519	C$	78,009	C$	217,436	C$	227,023
Tonnes of ore milled (thousands of tonnes)		996		1,057		3,005		3,102

Minesite costs per tonne (C$)(iv)	C$	72	C$	74	C$	72	C$	73

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Canadian Malartic Mine — Total Cash Costs per Ounce of Gold Produced(i)(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$42,008	$47,882	$125,380	$66,215
Adjustments:
Inventory and other adjustments(v)	781	935	4,335	(9,762)

Cash operating costs (co-product basis)	$42,789	$48,817	$129,715	$56,453
By-product metal revenues	(1,134)	(1,213)	(3,453)	(1,541)

Cash operating costs (by-product basis)	$41,655	$47,604	$126,262	$54,912
Gold production (ounces)	76,603	64,761	212,937	76,639
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$559	$754	$609	$737

By-product basis	$544	$735	$593	$717

Canadian Malartic Mine — Minesite Costs per Tonne(i)(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014		Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2014
Production costs		$42,008		$47,882		$125,380		$66,215
Inventory and other adjustments(vi)		52		719		1,784		(10,029)

Minesite operating costs		$42,060		$48,601		$127,164		$56,186
Minesite operating costs (thousands of C$)	C$	55,010	C$	52,942	C$	160,136	C$	61,491
Tonnes of ore milled (thousands of tonnes)		2,470		2,417		7,117		2,815

Minesite costs per tonne (C$)(iv)	C$	22	C$	22	C$	23	C$	22

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Kittila Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$31,116	$23,963	$93,892	$80,347
Adjustments:
Inventory and other adjustments(v)	(1,401)	2,915	(1,088)	4,677

Cash operating costs (co-product basis)	$29,715	$26,878	$92,804	$85,024
By-product metal revenues	(44)	(26)	(116)	(87)

Cash operating costs (by-product basis)	$29,671	$26,852	$92,688	$84,937
Gold production (ounces)	46,455	28,230	133,095	98,612
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$640	$952	$697	$862

By-product basis	$639	$951	$696	$861

Kittila Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$31,116	$23,963	$93,892	$80,347
Inventory and other adjustments(vi)	(1,442)	2,817	(1,243)	4,313

Minesite operating costs	$29,674	$26,780	$92,649	$84,660
Minesite operating costs (thousands of €)	€26,160	€20,217	€81,169	€62,488
Tonnes of ore milled (thousands of tonnes)	362	235	1,087	790

Minesite costs per tonne (€)(iv)	€72	€86	€75	€79

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$26,845	$29,293	$80,824	$90,652
Adjustments:
Inventory and other adjustments(v)	731	485	3,084	1,395

Cash operating costs (co-product basis)	$27,576	$29,778	$83,908	$92,047
By-product metal revenues	(8,865)	(7,344)	(27,842)	(25,229)

Cash operating costs (by-product basis)	$18,711	$22,434	$56,066	$66,818
Gold production (ounces)	47,725	41,155	148,478	130,350
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$578	$724	$565	$706

By-product basis	$392	$545	$378	$513

Pinos Altos Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$26,845	$29,293	$80,824	$90,652
Inventory and other adjustments(vi)	(498)	96	449	(1)

Minesite operating costs	$26,347	$29,389	$81,274	$90,651
Tonnes of ore processed (thousands of tonnes)	546	607	1,778	1,887

Minesite costs per tonne (US$)(iv)	$48	$48	$46	$48

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

Creston Mascota deposit at Pinos Altos — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$6,101	$7,644	$19,208	$20,278
Adjustments:
Inventory and other adjustments(v)	(27)	233	(171)	1,317

Cash operating costs (co-product basis)	$6,074	$7,877	$19,037	$21,595
By-product metal revenues	(534)	(442)	(1,692)	(1,152)

Cash operating costs (by-product basis)	$5,540	$7,435	$17,345	$20,443
Gold production (ounces)	12,716	13,377	40,770	34,853
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$478	$589	$467	$620

By-product basis	$436	$556	$425	$587

Creston Mascota deposit at Pinos Altos — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$6,101	$7,644	$19,208	$20,278
Inventory and other adjustments(vi)	(137)	115	(429)	1,033

Minesite operating costs	$5,964	$7,759	$18,779	$21,311
Tonnes of ore processed (thousands of tonnes)	434	469	1,570	1,243

Minesite costs per tonne (US$)(iv)	$14	$17	$12	$17

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

La India Mine — Total Cash Costs per Ounce of Gold Produced(ii)(iii)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$13,468	$10,994	$36,724	$23,839
Adjustments:
Inventory and other adjustments(v)	(21)	869	697	1,685

Cash operating costs (co-product basis)	$13,447	$11,863	$37,421	$25,524
By-product metal revenues	(975)	(746)	(3,286)	(2,175)

Cash operating costs (by-product basis)	$12,472	$11,117	$34,135	$23,349
Gold production (ounces)	28,604	20,311	80,930	48,328
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$470	$584	$462	$528

By-product basis	$436	$547	$422	$483

La India Mine — Minesite Costs per Tonne(ii)(iv)

(thousands of United States dollars, except as noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs	$13,468	$10,994	$36,724	$23,839
Inventory and other adjustments(vi)	(161)	851	202	1,430

Minesite operating costs	$13,307	$11,845	$36,926	$25,269
Tonnes of ore processed (thousands of tonnes)	1,194	1,190	3,932	3,015

Minesite costs per tonne (US$)(iv)	$11	$10	$9	$8

Notes:

(i)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition.

(ii)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the nine months ended September 30, 2014 as they were produced prior to the achievement of commercial production.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

  and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management also uses minesite costs per tonne to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(v)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(vi)
This inventory and other adjustment reflects production costs associated with unsold concentrates.

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Based on the recommendations of the World Gold Council made in 2013, the Company modified its calculation of all-in sustaining costs per ounce of gold produced beginning in 2014. All-in sustaining costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

        Prior to modifying its calculation of all-in sustaining costs per ounce of gold produced for 2014 based on the recommendations of the World Gold Council, the Company calculated all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures, general and administrative expenses (net of stock options) and exploration and corporate development expenses (excluding greenfield exploration) per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis would have been calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues, net of smelting, refining and marketing charges would have been made to total cash costs per ounce of gold produced.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and nine months ended September 30, 2015 and the three and nine months ended September 30, 2014 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Production costs per the condensed interim consolidated statements of income (loss) and comprehensive income (loss) (thousands of United States dollars)	$254,584	$269,793	$765,476	$717,242

Adjusted gold production (ounces)(i)	441,124	349,273	1,249,012	1,038,261

Production costs per ounce of adjusted gold production(i)	$577	$772	$613	$691
Adjustments:
Inventory and other adjustments(ii)	10	22	20	25

Total cash costs per ounce of gold produced (co-product basis)(iii)	$587	$794	$633	$716
By-product metal revenues	(51)	(78)	(59)	(89)

Total cash costs per ounce of gold produced (by-product basis)(iii)	$536	$716	$574	$627

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	163	267	172	227
General and administrative expenses (including stock options)	58	72	60	89
Non-cash reclamation provision and other	2	4	2	4

All-in sustaining costs per ounce of gold produced (by-product basis)	$759	$1,059	$808	$947

By-product metal revenues	51	78	59	89

All-in sustaining costs per ounce of gold produced (co-product basis)	$810	$1,137	$867	$1,036

Notes:

(i)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the nine months ended September 30, 2014 as they were produced prior to the achievement of commercial production.

(ii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
(Prepared in Accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2015

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Operating margin(i) by mine:
Northern Business
LaRonde mine	$32,443	$14,696	$95,256	$86,523
Lapa mine	13,813	13,748	39,852	38,140
Goldex mine	20,681	17,237	55,459	40,045
Meadowbank mine	55,493	52,504	151,670	265,193
Canadian Malartic mine(ii)	44,293	33,224	123,748	36,892
Kittila mine	21,528	12,128	65,088	45,315
Southern Business
Pinos Altos mine	37,217	28,837	116,407	101,318
Creston Mascota deposit at Pinos Altos	8,898	8,032	30,275	23,173
La India mine(iii)	19,845	13,189	59,269	39,835

Total operating margin(i)	254,211	193,595	737,024	676,434
Amortization of property, plant and mine development	157,968	117,396	451,480	294,533
Exploration, corporate and other	110,258	69,884	221,937	195,051

Income (loss) before income and mining taxes	(14,015)	6,315	63,607	186,850
Income and mining taxes (recovery) expense	(15,309)	21,365	23,487	82,597

Net income (loss) for the period	$1,294	$(15,050)	$40,120	$104,253

Net income (loss) per share — basic (US$)	$0.01	$(0.07)	$0.19	$0.55
Net income (loss) per share — diluted (US$)	$0.01	$(0.10)	$0.19	$0.53
Cash flows:
Cash provided by operating activities	$143,687	$71,244	$475,491	$504,368
Cash used in investing activities	$(100,365)	$(131,662)	$(258,733)	$(728,493)
Cash provided by (used in) financing activities	$7,396	$(35,943)	$(180,300)	$247,921
Realized prices (US$):
Gold (per ounce)	$1,119	$1,249	$1,173	$1,284
Silver (per ounce)	$14.93	$17.72	$16.04	$19.33
Zinc (per tonne)	$1,909	$2,365	$1,973	$2,227
Copper (per tonne)	$4,538	$7,500	$5,193	$6,842
Payable production(iv):
Gold (ounces):
Northern Business
LaRonde mine	71,860	37,490	194,760	145,336
Lapa mine	25,668	24,781	71,038	67,011
Goldex mine	32,068	27,611	87,780	70,970
Meadowbank mine	99,425	91,557	279,224	366,162
Canadian Malartic mine(ii)	76,603	64,761	212,937	76,639
Kittila mine	46,455	28,230	133,095	98,612
Southern Business
Pinos Altos mine	47,725	41,155	148,478	130,350
Creston Mascota deposit at Pinos Altos	12,716	13,377	40,770	34,853
La India mine(iii)	28,604	20,311	80,930	51,820

Total gold (ounces)	441,124	349,273	1,249,012	1,041,753

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Silver (thousands of ounces):
Northern Business
LaRonde mine	221	224	619	918
Lapa mine	1	—	3	—
Meadowbank mine	39	34	191	85
Canadian Malartic mine(ii)	76	66	217	76
Kittila mine	3	1	8	4
Southern Business
Pinos Altos mine	606	425	1,744	1,307
Creston Mascota deposit at Pinos Altos	40	26	109	60
La India mine(iii)	67	44	208	111

Total Silver (thousands of ounces)	1,053	820	3,099	2,561

Zinc (tonnes)	739	2,230	2,502	8,083
Copper (tonnes)	1,306	989	3,606	3,601
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	69,143	39,279	189,462	145,494
Lapa mine	23,331	22,422	67,599	64,035
Goldex mine	33,004	26,762	88,217	68,624
Meadowbank mine	100,440	98,604	282,090	364,282
Canadian Malartic mine(ii)(v)	72,651	60,093	199,433	76,470
Kittila mine	47,070	28,209	135,436	97,157
Southern Business
Pinos Altos mine	49,327	41,143	145,162	131,011
Creston Mascota deposit at Pinos Altos	12,911	12,793	40,847	33,758
La India mine(iii)	28,983	19,265	79,684	48,922

Total gold (ounces)	436,860	348,570	1,227,930	1,029,753

Silver (thousands of ounces):
Northern Business
LaRonde mine	220	249	649	911
Meadowbank mine	36	32	193	84
Canadian Malartic mine(ii)(v)	53	57	186	72
Kittila mine	3	1	7	4
Southern Business
Pinos Altos mine	620	430	1,682	1,367
Creston Mascota deposit at Pinos Altos	39	18	107	50
La India mine(iii)	66	42	205	102

Total Silver (thousands of ounces)	1,037	829	3,029	2,590

Zinc (tonnes)	650	3,936	2,650	8,067
Copper (tonnes)	1,302	988	3,605	3,604

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Total cash costs per ounce of gold produced — co-product basis (US$)(vi):
Northern Business
LaRonde mine	$701	$1,316	$795	$1,118
Lapa mine	522	606	582	689
Goldex mine	479	582	546	661
Meadowbank mine	604	783	657	566
Canadian Malartic mine(ii)	559	754	609	737
Kittila mine	640	952	697	862
Southern Business
Pinos Altos mine	578	724	565	706
Creston Mascota deposit at Pinos Altos	478	589	467	620
La India mine(iii)	470	584	462	528

Weighted average total cash costs per ounce of gold produced	$587	$794	$633	$716

Total cash costs per ounce of gold produced — by-product basis (US$)(vi):
Northern Business
LaRonde mine	$558	$861	$620	$701
Lapa mine	522	606	581	689
Goldex mine	479	582	546	661
Meadowbank mine	598	777	646	561
Canadian Malartic mine(ii)	544	735	593	717
Kittila mine	639	951	696	861
Southern Business
Pinos Altos mine	392	545	378	513
Creston Mascota deposit at Pinos Altos	436	556	425	587
La India mine(iii)	436	547	422	483

Weighted average total cash costs per ounce of gold produced	$536	$716	$574	$627

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition.

(iii)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the nine months ended September 30, 2014 as they were produced prior to the achievement of commercial production.

(iv)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

(v)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty transferred to Osisko Gold Royalties Ltd., pursuant to the Arrangement.

(vi)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended
	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
Operating margin(i):
Revenues from mining operations	$437,240	$491,767	$438,521	$463,388	$503,090	$483,596	$510,109	$508,795
Production costs	230,495	218,066	229,383	269,793	287,317	247,280	263,612	254,584

Total operating margin(i)	206,745	273,701	209,138	193,595	215,773	236,316	246,497	254,211
Operating margin(i) by mine:
Northern Business
LaRonde mine	27,243	45,425	26,402	14,696	33,535	30,015	32,799	32,443
Lapa mine	18,143	15,340	9,050	13,748	16,060	14,687	11,351	13,813
Goldex mine(ii)	6,079	9,525	13,283	17,237	20,693	19,253	15,525	20,681
Meadowbank mine	80,818	123,961	88,728	52,504	39,839	46,577	49,600	55,493
Canadian Malartic mine(iii)	—	—	3,668	33,224	39,092	34,718	44,737	44,293
Kittila mine	27,949	19,003	14,184	12,128	14,312	27,415	16,145	21,528
Southern Business
Pinos Altos mine	38,224	39,064	33,417	28,837	27,123	34,652	44,538	37,217
Creston Mascota deposit at Pinos Altos	8,289	7,714	7,428	8,032	8,392	8,409	12,968	8,898
La India mine(iv)	—	13,669	12,978	13,189	16,727	20,590	18,834	19,845

Total operating margin(i)	206,745	273,701	209,138	193,595	215,773	236,316	246,497	254,211
Amortization of property, plant and mine development	90,788	83,481	93,656	117,396	139,095	135,897	157,615	157,968
Impairment loss	1,014,688	—	—	—	—	—	—	—
Exploration, corporate and other	61,644	43,502	81,665	69,884	74,390	43,706	67,973	110,258

Income (loss) before income and mining taxes	(960,375)	146,718	33,817	6,315	2,288	56,713	20,909	(14,015)
Income and mining taxes (recovery) expense	(180,103)	49,573	11,659	21,365	23,571	27,970	10,826	(15,309)

Net income (loss) for the period	$(780,272)	$97,145	$22,158	$(15,050)	$(21,283)	$28,743	$10,083	$1,294

Net income (loss) per share — basic (US$)	$(4.49)	$0.56	$0.12	$(0.07)	$(0.10)	$0.13	$0.05	$0.01
Net income (loss) per share — diluted (US$)	$(4.49)	$0.56	$0.12	$(0.10)	$(0.12)	$0.13	$0.05	$0.01
Cash flows:
Cash provided by operating activities	$140,789	$250,396	$182,728	$71,244	$163,956	$143,455	$188,349	$143,687
Cash used in investing activities	$(143,928)	$(108,288)	$(488,543)	$(131,662)	$(123,126)	$(53,892)	$(104,476)	$(100,365)
Cash provided by (used in) financing activities	$30,811	$(98,087)	$381,951	$(35,943)	$(18,685)	$(123,182)	$(64,514)	$7,396

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(iii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition.

(iv)
The La India mine achieved commercial production on February 1, 2014.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at September 30, 2015	As at December 31, 2014(i)
ASSETS
Current assets:
Cash and cash equivalents	$201,964	$177,537
Short-term investments	6,144	4,621
Restricted cash	19,499	33,122
Trade receivables (note 6)	5,899	59,716
Inventories (note 7)	490,833	446,660
Income taxes recoverable	58,473	1,658
Available-for-sale securities (notes 6 and 8)	31,960	56,468
Fair value of derivative financial instruments (notes 6 and 13)	321	4,877
Other current assets	171,835	123,401

Total current assets	986,928	908,060
Non-current assets:
Restricted cash	765	20,899
Goodwill (note 5)	696,809	696,809
Property, plant and mine development (note 9)	5,082,342	5,155,865
Other assets	38,764	27,622

Total assets	$6,805,608	$6,809,255

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$251,969	$209,906
Reclamation provision	8,349	6,769
Interest payable	21,135	13,816
Income taxes payable	9,495	19,328
Finance lease obligations	13,533	22,142
Current portion of long-term debt (note 10)	14,932	52,182
Fair value of derivative financial instruments (notes 6 and 13)	14,356	8,249

Total current liabilities	333,769	332,392

Non-current liabilities:
Long-term debt (note 10)	1,203,266	1,322,461
Reclamation provision	235,965	249,917
Deferred income and mining tax liabilities	838,572	797,192
Other liabilities	38,780	38,803

Total liabilities	2,650,352	2,740,765

EQUITY
Common shares (note 11):
Outstanding — 217,647,221 common shares issued, less 233,525 shares held in trust	4,695,297	4,599,788
Stock options (notes 11 and 12)	213,602	200,830
Contributed surplus	37,254	37,254
Deficit	(791,153)	(779,382)
Accumulated other comprehensive income	256	10,000

Total equity	4,155,256	4,068,490

Total liabilities and equity	$6,805,608	$6,809,255

Commitments and contingencies (note 15)

Note:

(i)
As set out in note 5, certain previously reported December 31, 2014 consolidated balance sheet line items have been updated to reflect adjusted final estimates of fair value related to the June 16, 2014 joint acquisition of Osisko.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS)
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
REVENUES
Revenues from mining operations	$508,795	$463,388	$1,502,500	$1,393,676
COSTS, EXPENSES AND OTHER INCOME
Production(i)	254,584	269,793	765,476	717,242
Exploration and corporate development	37,085	20,521	84,352	41,566
Amortization of property, plant and mine development	157,968	117,396	451,480	294,533
General and administrative	25,675	24,991	74,468	92,776
Impairment loss on available-for-sale securities (note 8)	7,076	462	8,106	2,881
Finance costs	19,674	20,852	57,341	55,249
Loss on derivative financial instruments (note 13)	16,550	7,908	16,290	3,644
Gain on sale of available-for-sale securities (note 8)	(875)	(83)	(24,599)	(5,372)
Environmental remediation	49	8,490	337	9,163
Foreign currency translation loss (gain)	902	(4,679)	(6,009)	(3,170)
Other expenses (income)	4,122	(8,578)	11,651	(1,686)

Income (loss) before income and mining taxes	(14,015)	6,315	63,607	186,850
Income and mining taxes (recovery) expense	(15,309)	21,365	23,487	82,597

Net income (loss) for the period	$1,294	$(15,050)	$40,120	$104,253

Net income (loss) per share — basic (note 11)	$0.01	$(0.07)	$0.19	$0.55

Net income (loss) per share — diluted (note 11)	$0.01	$(0.10)	$0.19	$0.53

Cash dividends declared per common share	$0.08	$0.08	$0.24	$0.24

COMPREHENSIVE INCOME (LOSS)
Net income (loss) for the period	$1,294	$(15,050)	$40,120	$104,253

Other comprehensive income (loss):
Items that may be subsequently reclassified to net income (loss):
Available-for-sale securities and other investments:
Unrealized change in fair value of available-for-sale securities	(9,334)	(19,513)	5,259	6,769
Reclassification to impairment loss on available-for-sale securities (note 8)	7,076	462	8,106	2,881
Reclassification to gain on sale of available-for-sale securities (note 8)	(875)	(83)	(24,599)	(5,372)
Income tax impact of reclassification items	(828)	—	2,208	—
Income tax impact of other comprehensive income (loss) items	1,247	—	(718)	—

	(2,714)	(19,134)	(9,744)	4,278

Items that will not be subsequently reclassified to net income (loss):
Pension benefit obligations:
Remeasurement losses of pension benefit obligations	(195)	—	(610)	—
Income tax impact	52	—	161	—

	(143)	—	(449)	—

Other comprehensive income (loss) for the period	(2,857)	(19,134)	(10,193)	4,278

Comprehensive income (loss) for the period	$(1,563)	$(34,184)	$29,927	$108,531

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Oustanding
						Accumulated Other Comprehensive Income
			Stock Options	Contributed Surplus			Total Equity
	Shares	Amount			Deficit
Balance December 31, 2013	173,953,975	$3,294,007	$184,078	$37,254	$(800,074)	$2,141	$2,717,406

Net income	—	—	—	—	104,253	—	104,253
Other comprehensive income	—	—	—	—	—	4,278	4,278

Total comprehensive income	—	—	—	—	104,253	4,278	108,531

Transactions with owners:
Shares issued under employee stock option plan (notes 11 and 12)	582,925	21,083	(4,262)	—	—	—	16,821
Stock options (notes 11 and 12)	—	—	17,475	—	—	—	17,475
Shares issued under incentive share purchase plan (note 12)	367,802	11,935	—	—	—	—	11,935
Shares issued under dividend reinvestment plan	164,227	5,289	—	—	—	—	5,289
Shares issued for joint acquisition of Osisko (note 5)	34,794,892	1,164,237	—	—	—	—	1,164,237
Common shares held by a depository relating to Convertible Debentures previously issued by Osisko (notes 5 and 10)	(871,680)	(29,166)	—	—	—	—	(29,166)
Dividends declared ($0.24 per share)	—	—	—	—	(44,624)	—	(44,624)
Restricted share unit ("RSU") plan (note 12)	38,482	1,864	—	—	—	—	1,864

Balance September 30, 2014	209,030,623	$4,469,249	$197,291	$37,254	$(740,445)	$6,419	$3,969,768

Balance December 31, 2014	214,236,234	$4,599,788	$200,830	$37,254	$(779,382)	$10,000	$4,068,490

Net income	—	—	—	—	40,120	—	40,120
Other comprehensive loss	—	—	—	—	(449)	(9,744)	(10,193)

Total comprehensive income (loss)	—	—	—	—	39,671	(9,744)	29,927

Transactions with owners:
Shares issued under employee stock option plan (notes 11 and 12)	579,358	17,631	(3,621)	—	—	—	14,010
Stock options (notes 11 and 12)	—	—	16,393	—	—	—	16,393
Shares issued under incentive share purchase plan (note 12)	392,635	10,843	—	—	—	—	10,843
Shares issued under dividend reinvestment plan	252,715	6,918	—	—	—	—	6,918
Shares issued for joint acquisition of Malartic CHL property	459,197	13,441	—	—	—	—	13,441
Shares issued for acquisition of Soltoro Ltd. (note 5)	770,429	24,351	—	—	—	—	24,351
Shares issued to settle Convertible Debentures previously issued by Osisko (note 10)	871,680	24,779	—	—	—	—	24,779
Dividends declared ($0.24 per share)	—	—	—	—	(51,442)	—	(51,442)
Restricted share unit plan and long term incentive plan ("LTIP") (note 12)	(148,552)	(2,454)	—	—	—	—	(2,454)

Balance September 30, 2015	217,413,696	$4,695,297	$213,602	$37,254	$(791,153)	$256	$4,155,256

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
OPERATING ACTIVITIES
Net income (loss) for the period	$1,294	$(15,050)	$40,120	$104,253
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	157,968	117,396	451,480	294,533
Deferred income and mining taxes	37,783	6,982	43,403	26,189
Gain on sale of available-for-sale securities (note 8)	(875)	(83)	(24,599)	(5,372)
Stock-based compensation (note 12)	8,928	7,552	28,777	30,032
Impairment loss on available-for-sale securities (note 8)	7,076	462	8,106	2,881
Foreign currency translation loss (gain)	902	(4,679)	(6,009)	(3,170)
Other	4,874	19,065	7,007	26,971
Adjustment for settlement of reclamation provision	(143)	(2,456)	(852)	(3,491)
Changes in non-cash working capital balances:
Trade receivables	55,296	6,972	53,834	15,225
Income taxes	(55,628)	4,468	(66,648)	24,988
Inventories	(71,510)	(54,962)	(49,475)	(25,059)
Other current assets	(25,761)	4,490	(48,784)	(315)
Accounts payable and accrued liabilities	15,959	(26,046)	31,812	9,710
Interest payable	7,524	7,133	7,319	6,993

Cash provided by operating activities	143,687	71,244	475,491	504,368

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 9)	(122,402)	(125,442)	(316,800)	(342,059)
Acquisitions, net of cash and cash equivalents acquired (note 5)	—	—	(12,983)	(403,509)
Net purchases of short-term investments	(475)	(2,600)	(1,523)	(4,604)
Net proceeds from sale of available-for-sale securities and warrants (note 8)	4,724	493	61,035	40,635
Purchase of available-for-sale securities and warrants (note 8)	—	(13,861)	(19,433)	(27,246)
Decrease in restricted cash	17,788	9,748	30,971	8,290

Cash used in investing activities	(100,365)	(131,662)	(258,733)	(728,493)

FINANCING ACTIVITIES
Dividends paid	(15,374)	(14,546)	(44,572)	(39,459)
Repayment of finance lease obligations	(4,091)	(7,672)	(17,535)	(14,366)
Sale-leaseback financing	—	—	—	1,027
Proceeds from long-term debt (note 10)	250,000	230,000	325,000	960,000
Repayment of long-term debt (note 10)	(275,000)	(250,707)	(501,086)	(674,640)
Note issuance (note 10)	50,000	—	50,000	—
Long-term debt financing	(1,493)	(2,127)	(1,493)	(2,127)
Repurchase of common shares for restricted share unit plan (note 12)	—	—	(11,899)	(7,518)
Proceeds on exercise of stock options (note 12)	1,052	6,538	14,010	16,994
Common shares issued	2,302	2,571	7,275	8,010

Cash provided by (used in) financing activities	7,396	(35,943)	(180,300)	247,921

Effect of exchange rate changes on cash and cash equivalents	(7,085)	(4,385)	(12,031)	(4,074)

Net increase (decrease) in cash and cash equivalents during the period	43,633	(100,746)	24,427	19,722
Cash and cash equivalents, beginning of period	158,331	259,569	177,537	139,101

Cash and cash equivalents, end of period	$201,964	$158,823	$201,964	$158,823

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$10,358	$13,513	$46,256	$43,969

Income and mining taxes paid	$9,258	$16,911	$47,356	$38,232

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and it has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated and domiciled in Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on October 30, 2015.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2014 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2014, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2015 and December 31, 2014 and the results of operations and cash flows for the three and nine months ended September 30, 2015 and September 30, 2014.

    Operating results for the three and nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2015.

  B)
  Basis of Presentation

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interest in the assets, liabilities, revenues and expenses of its joint operations, from the date that joint control commenced. Agnico Eagle's interest in the Canadian Malartic Corporation, located in Quebec, has been accounted for as a joint operation.

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2014 annual audited consolidated financial statements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2014.

5.     ACQUISITIONS

  Soltoro Ltd.

  On June 9, 2015, the Company acquired all of the issued and outstanding common shares of Soltoro Ltd. ("Soltoro"), including common shares issuable on the exercise of Soltoro's outstanding options and warrants, by way of a plan of arrangement under the Canada Business Corporations Act (the "Soltoro Arrangement"). Soltoro is an exploration company focused on the discovery of precious metals in Mexico.

  Each outstanding share of Soltoro was exchanged under the Soltoro Arrangement for: (i) C$0.01 in cash; (ii) 0.00793 of an Agnico Eagle common share; and (iii) 1 common share of Palamina Corp., a company that was newly formed in connection with the Soltoro Arrangement.

  Pursuant to the Soltoro Arrangement, Soltoro transferred all mining properties located outside of the state of Jalisco, Mexico to Palamina Corp., while Soltoro retained all mining properties located within the state of Jalisco, Mexico. Agnico Eagle had no interest in Palamina Corp. upon the closing of the Soltoro Arrangement.

  Agnico Eagle's total purchase price of $26.7 million was comprised of $2.4 million in cash, including $1.6 million in cash contributed to Palamina Corp., and 770,429 Agnico Eagle common shares issued from treasury. The Soltoro acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $1.4 million were capitalized to the mining properties acquired separately from the purchase price allocation set out below.

  The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:
Cash paid for acquisition	$2,366
Agnico Eagle common shares issued for acquisition	24,351

Total purchase price to allocate	$26,717

Fair value of assets acquired and liabilities assumed:
Mining properties	$27,053
Cash and cash equivalents	2,375
Available-for-sale securities	17
Other current assets	130
Plant and equipment	33
Accounts payable and accrued liabilities	(1,134)
Other current liabilities	(1,757)

Net assets acquired	$26,717

  Gunnarn Mining AB

  On June 11, 2015, the Company acquired 55.0% of the issued and outstanding common shares of Gunnarn Mining AB ("Gunnarn") from Orex Minerals Inc. ("Orex"), by way of a share purchase agreement and joint venture agreement (the "Gunnarn Agreements"). Gunnarn holds a 100.0% interest in the Barsele project located in northern Sweden.

  Agnico Eagle's total purchase price of $13.1 million was comprised of $6.0 million in cash and $7.1 million in accrued consideration. Pursuant to the Gunnarn Agreements, the $7.1 million in accrued consideration includes two $2.0 million payments to be made by the Company to Orex in cash or Agnico Eagle common shares at Agnico Eagle's sole discretion on June 11, 2016 and June 11, 2017,

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

5.     ACQUISITIONS (Continued)

  respectively. Agnico Eagle also committed to $7.0 million in exploration expenditures associated with the Barsele project by June 11, 2018 and may earn an additional 15.0% interest in Gunnarn if the Company completes a pre-feasibility study related to the Barsele project. Orex was granted a 2.0% net smelter royalty on production from the Barsele project which may be repurchased by Agnico Eagle at any time for $5.0 million.

  Under the Gunnarn Agreements, Agnico Eagle holds a majority of the seats on the board of directors of Gunnarn and is the sole operator of the Barsele project in exchange for customary management fees.

  The Gunnarn acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $0.6 million were capitalized to the mining properties acquired separately from the purchase allocation set out below.

  The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:
Cash paid for acquisition	$5,994
Accrued consideration	7,150

Total purchase price to allocate	$13,144

Fair value of assets acquired and liabilities assumed:
Mining properties	$20,021
Cash and cash equivalents	3
Other current assets	35
Accounts payable and accrued liabilities	(80)
Long-term debt	(29)
Other liabilities	(6,806)

Net assets acquired	$13,144

  Osisko Mining Corporation

  On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of the issued and outstanding shares of Osisko by way of the Arrangement. Under the Arrangement, Agnico Eagle and Yamana each indirectly acquired 50.0% of Osisko's issued and outstanding shares. As part of the Arrangement, the Canadian Malartic mine in Quebec was transferred to the newly formed Canadian Malartic GP in which each of Agnico Eagle and Yamana have an indirect 50.0% interest. Agnico Eagle and Yamana will also jointly explore the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties through their indirect joint ownership of Canadian Malartic Corporation (the successor to Osisko). Together, the acquired properties constitute the Canadian Malartic joint operation segment (see note 14 to these condensed interim consolidated financial statements for details).

  Each outstanding share of Osisko was exchanged under the Arrangement for: (i) C$2.09 in cash (Agnico Eagle's 50.0% share was C$1.045); (ii) 0.07264 of an Agnico Eagle common share (a value of C$2.64 based on the closing price of C$36.29 for Agnico Eagle common shares on the Toronto Stock Exchange as of June 16, 2014); (iii) 0.26471 of a Yamana common share; and (iv) 0.1 of one common share of Osisko Gold Royalties Ltd., a company that was newly formed in connection with the Arrangement and is now traded on the Toronto Stock Exchange.

  Pursuant to the Arrangement, the following assets of Osisko were transferred to Osisko Gold Royalties Ltd.: (i) a 5.0% net smelter royalty on the Canadian Malartic mine; (ii) C$157.0 million in cash; (iii) a 2.0% net smelter royalty on the Kirkland Lake assets, the Hammond Reef project, and certain other exploration properties retained by Canadian Malartic Corporation; (iv) all assets and liabilities of Osisko in its Guerrero camp in Mexico; and (v) certain other investments and assets.

  Agnico Eagle has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company's rights and obligations prescribed by the Arrangement, as the joint arrangement was determined to be a joint operation under IFRS.

  Agnico Eagle's transaction costs associated with the acquisition totaling $16.7 million were expensed through the general and administrative line item of the annual audited consolidated statements of income (loss) and comprehensive income (loss) for the year ended December 31, 2014.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

5.     ACQUISITIONS (Continued)

  Agnico Eagle's share of the June 16, 2014 purchase price of Osisko was comprised of the following:

Cash paid for acquisition	$462,728
Agnico Eagle common shares issued for acquisition	1,135,071

Total Agnico Eagle purchase price to allocate	$1,597,799

  A fair value approach was applied by management in developing estimates of the fair value of identifiable assets and liabilities contributed to the newly formed Osisko joint operation. These estimates of fair value have now been finalized as all relevant information about facts and circumstances that existed at the acquisition date have been received.

  Certain previously reported Agnico Eagle consolidated balance sheet line items as at December 31, 2014 were updated to reflect adjusted final estimates of the fair value of identifiable assets acquired and liabilities assumed related to the June 16, 2014 joint acquisition of Osisko. As a result of new information obtained about the facts and circumstances that existed as of the Osisko acquisition date, the following adjustments were recorded to both the adjusted final purchase price allocation and the December 31, 2014 balance sheet as previously reported: the property, plant and mine development line item decreased by $145.6 million; the goodwill line item (not deductible for tax purposes) increased by $114.3 million; the accounts payable and accrued liabilities line item increased by $3.7 million and the deferred income and mining tax liabilities line item decreased by $35.0 million.

  The following table sets out the allocation of Agnico Eagle's share of the purchase price to attributable assets acquired and liabilities assumed pursuant to the Arrangement, based on management's previously reported preliminary estimates of fair value and adjusted final estimates of fair value:

  Fair value of assets acquired and liabilities assumed:

	Preliminary(i)	Adjustments	Adjusted Final
Property, plant and mine development	$1,452,148	$(145,631)	$1,306,517
Goodwill(ii)	543,444	114,348	657,792
Cash and cash equivalents	59,219	—	59,219
Restricted cash	35,528	—	35,528
Trade receivables(iii)	9,653	—	9,653
Inventories	51,477	—	51,477
Other current assets	11,420	—	11,420
Accounts payable and accrued liabilities	(49,391)	(3,726)	(53,117)
Reclamation provision	(20,776)	—	(20,776)
Long-term debt	(151,333)	—	(151,333)
Deferred income and mining tax liabilities	(343,590)	35,009	(308,581)

Net assets acquired	$1,597,799	$—	$1,597,799

  Notes:

  (i)
  Preliminary estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company's 2014 annual audited consolidated financial statements.

  (ii)
  Goodwill is not deductible for tax purposes and is allocated to the Canadian Malartic joint operation segment.

  (iii)
  The fair value of trade receivables approximates the gross contractual amounts receivable.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

5.     ACQUISITIONS (Continued)

  The joint acquisition of Osisko is a strategic fit with the Company's skill set and its other operating assets in the area. The Company believes that goodwill associated with the joint acquisition of Osisko arose principally because of the following factors: (1) the value implicit in the Company's ability to sustain and/or grow its business by increasing proven and probable mineral reserves and mineral resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value. The amount of goodwill associated with the joint acquisition of Osisko that is expected to be deductible for tax purposes is nil. Upon finalization of management's estimates of the fair value of identifiable assets and liabilities, the Company conducted a retrospective goodwill impairment test as at December 31, 2014 based on the adjusted final value of goodwill, with no impairment losses required.

  The Company's indirect 50.0% interest in Canadian Malartic GP resulted in revenues from mining operations of $189.9 million and a net loss of $15.8 million between the June 16, 2014 completion of the Arrangement and December 31, 2014.

6.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the nine months ended September 30, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  Long-term debt is recorded on the condensed interim consolidated balance sheet at September 30, 2015 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating, to future related cash flows. As at September 30, 2015, the Company's long-term debt had a fair value of $1,330.5 million (December 31, 2014 — $1,498.4 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

6.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2015 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$5,899	$—	$5,899
Available-for-sale securities	27,509	4,451	—	31,960
Fair value of derivative financial instruments	—	321	—	321

Total financial assets	$27,509	$10,671	$—	$38,180

Financial liabilities:
Fair value of derivative financial instruments	$—	$14,356	$—	$14,356

Total financial liabilities	$—	$14,356	$—	$14,356

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2014 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$59,716	$—	$59,716
Available-for-sale securities	51,653	4,815	—	56,468
Fair value of derivative financial instruments	—	4,877	—	4,877

Total financial assets	$51,653	$69,408	$—	$121,061

Financial liabilities:
Convertible Debentures	$—	$—	$34,678	$34,678
Fair value of derivative financial instruments	—	8,249	—	8,249

Total financial liabilities	$—	$8,249	$34,678	$42,927

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Available-for-sale Securities

  Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Derivative financial instruments are classified as at fair value through the consolidated statements of income (loss).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

6.     FAIR VALUE MEASUREMENT (Continued)

  Convertible Debentures

  On June 30, 2015, the negotiated early settlement of all of the convertible debentures was completed. Convertible debentures issued by Osisko and subsequently an obligation of Canadian Malartic GP were reported at fair value and classified within Level 3 of the fair value hierarchy and constituted contracts which resulted in the payment of cash and the issuance of publicly-traded shares. Fair value was calculated with consideration given to the influence of a variety of inputs including quoted market prices and interest rates. Convertible debentures were included in the current portion of long-term debt line item of the condensed interim consolidated balance sheets prior to settlement.

7.     INVENTORIES

  During the three and nine months ended September 30, 2015, impairment losses of $2.3 million and $3.7 million, respectively, (twelve months ended December 31, 2014 — $4.6 million) were recorded within the production costs line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss) to reduce the carrying value of inventories to their net realizable value.

8.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended September 30, 2015, the Company did not purchase any available-for-sale securities. During the three months ended September 30, 2014, the Company purchased certain available-for-sale securities totaling $13.2 million. During the nine months ended September 30, 2015, the Company purchased certain available-for-sale securities totaling $19.4 million (nine months ended September 30, 2014 — $23.8 million).

  During the three months ended September 30, 2015, the Company received net proceeds of $4.7 million (three months ended September 30, 2014 — $0.5 million) and recognized a gain before income taxes of $0.9 million (three months ended September 30, 2014 — $0.1 million) on the sale of certain available-for-sale securities. During the nine months ended September 30, 2015, the Company received net proceeds of $54.4 million (nine months ended September 30, 2014 — $40.6 million) and recognized a gain before income taxes of $24.6 million (nine months ended September 30, 2014 — $5.4 million) on the sale of certain available-for-sale securities.

  During the three months ended September 30, 2015, the Company recorded an impairment loss of $7.1 million (three months ended September 30, 2014 — $0.5 million) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged. During the nine months ended September 30, 2015, the Company recorded an impairment loss of $8.1 million (nine months ended September 30, 2014 — $2.9 million) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged.

9.     PROPERTY, PLANT AND MINE DEVELOPMENT

  Acquisitions and disposals

  During the nine months ended September 30, 2015, $343.9 million of additions (nine months ended September 30, 2014 — $368.2 million) were capitalized to property, plant and mine development, excluding amounts capitalized related to acquisitions.

  During the nine months ended September 30, 2015, the Company capitalized assets with a cost of $49.1 million (nine months ended September 30, 2014 — $1,318.6 million) related to acquisitions (see note 5 to these condensed interim consolidated financial statements for details).

  Total borrowing costs capitalized to property, plant and mine development during the nine months ended September 30, 2015 were approximately $1.1 million (twelve months ended December 31, 2014 — $1.7 million) at a capitalization rate of 1.18% (twelve months ended December 31, 2014 — 1.28%).

  Assets with a net book value of $5.0 million were disposed of by the Company during the nine months ended September 30, 2015 (twelve months ended December 31, 2014 — $8.7 million), resulting in a net loss on disposal of $2.4 million (twelve months ended December 31, 2014 — $6.5 million).

  See note 15 to these condensed interim consolidated financial statements for capital commitments.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

10.   LONG-TERM DEBT

  Credit Facility and Loan Repayments

  On September 30, 2015, the Company amended its $1.2 billion Credit Facility, extending the maturity date from June 22, 2019 to June 22, 2020 and amending pricing terms. At September 30, 2015, the Credit Facility was drawn down by $350.0 million (December 31, 2014 — $500.0 million). Amounts drawn down, together with outstanding letters of credit under the Credit Facility, resulted in Credit Facility availability of $849.0 million at September 30, 2015. During the nine months ended September 30, 2015, Credit Facility drawdowns totaled $325.0 million and repayments totaled $475.0 million.

  In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt obligations included a secured loan facility. A scheduled repayment of C$20.0 million ($16.0 million) was made on June 30, 2015, resulting in attributable outstanding principal of C$40.0 million ($29.9 million) as at September 30, 2015.

  2015 Note

  On September 30, 2015, the Company closed a private placement consisting of a $50.0 million guaranteed senior unsecured note (the "2015 Note") with a September 30, 2025 maturity date and a yield of 4.15%. An amount equal to or greater than the net proceeds from the 2015 Note are to be applied toward mining projects in the Province of Quebec, Canada.

  Consistent with the Company's previously existing debt arrangements, the 2015 Note requires the Company to maintain a total net debt to EBITDA ratio below a specified maximum value and to maintain a minimum tangible net worth.

  Convertible Debentures

  In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt instruments included Convertible Debentures with principal outstanding of C$37.5 million ($34.6 million), a November 2017 maturity date and a 6.875% interest rate.

  On June 30, 2015, the negotiated early settlement of all of the Convertible Debentures was completed. As a result of this settlement, 871,680 Agnico Eagle common shares with a fair value of $24.8 million were released from a depositary to the holders of the Convertible Debentures along with a cash payment of $10.1 million to settle the Company's obligation. In the nine months ended September 30, 2015 a $2.4 million mark-to-market loss was recorded in the other expenses (income) line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss) related to the Convertible Debentures. In the three and nine months ended September 30, 2014, mark-to-market gains of $7.0 million and $3.1 million were recorded related to the Convertible Debentures, respectively. Additional cash consideration of $3.2 million was paid to the holders of the Convertible Debentures upon settlement and was recorded in the other expenses (income) line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss). As at September 30, 2015, the Convertible Debentures had principal outstanding of nil.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

11.   EQUITY

  Net Income (Loss) Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income (loss) per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net income (loss) for the period — basic	$1,294	$(15,050)	$40,120	$104,253
Less: Dilutive impact of Convertible Debentures(i)	—	(6,522)	—	(2,602)

Net income (loss) for the period — diluted	$1,294	$(21,572)	$40,120	$101,651

Weighted average number of common shares outstanding — basic (in thousands)	217,182	208,815	215,728	189,498
Add: Dilutive impact of common shares held by a depositary relating to Convertible Debentures(i)	—	872	—	342
Add: Dilutive impact of common shares related to the RSU plan and LTIP	289	—	298	300
Add: Dilutive impact of employee stock options	241	—	601	341

Weighted average number of common shares outstanding — diluted (in thousands)	217,712	209,687	216,627	190,481

Net income (loss) per share — basic	$0.01	$(0.07)	$0.19	$0.55

Net income (loss) per share — diluted	$0.01	$(0.10)	$0.19	$0.53

  Note:

  (i)
  In connection with the joint acquisition of Osisko Mining Corporation on June 16, 2014, Agnico Eagle indirectly assumed its attributable interest in senior unsecured convertible debentures (the "Convertible Debentures"). On June 30, 2015, the negotiated early settlement of all the Convertible Debentures was completed, resulting in principal outstanding of nil. The impact of the Convertible Debentures has been included in the calculation of diluted net income (loss) per share where dilutive and has been excluded from the calculation of diluted net income (loss) per share where anti-dilutive. The dilutive impact of the Convertible Debentures, including both their impact on diluted net income and the dilutive impact of related common shares held by a depositary in connection with any conversion thereof, was excluded from the calculation of diluted net income per share for the nine months ended September 30, 2015 as their impact would have been anti-dilutive.

  Diluted net income (loss) per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income (loss) per share as the impact would be anti-dilutive.

  For the three months ended September 30, 2015, 6,981,555 employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the three months ended September 30, 2014, the impact of any additional shares issued under the employee stock option plan or shares related to the RSU plan were excluded from the calculation of net loss per share as their effect would have been anti-dilutive due to the net loss recorded for the period.

  For the nine months ended September 30, 2015, 6,851,055 (nine months ended September 30, 2014 — 8,970,710) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

12.   STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Nine Months Ended September 30, 2015			Nine Months Ended September 30, 2014
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	11,913,210	C$	48.84	11,283,535	C$	56.02
Granted	3,068,080		29.09	3,187,500		28.07
Exercised	(579,358)		29.74	(582,925)		31.46
Forfeited	(58,514)		44.82	(250,750)		53.08
Expired	(2,044,081)		57.01	(1,724,150)		62.64

Outstanding, end of period	12,299,337	C$	43.48	11,913,210	C$	48.84

Options exercisable, end of period	7,702,445	C$	50.31	7,500,835	C$	55.98

  The average share price of Agnico Eagle's common shares during the nine months ended September 30, 2015 was C$36.08 (nine months ended September 30, 2014 — C$36.60).

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Nine Months Ended September 30,
	2015	2014
Risk-free interest rate	1.50%	1.56%
Expected life of stock options (in years)	2.7	2.6
Expected volatility of Agnico Eagle's share price	45.0%	42.5%
Expected dividend yield	1.69%	3.82%

  The total compensation expense for the ESOP recorded in the general and administrative line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss) during the three months ended September 30, 2015 was $4.2 million (three months ended September 30, 2014 — $3.5 million) and $16.4 million for the nine months ended September 30, 2015 (nine months ended September 30, 2014 — $16.6 million). Of the total compensation cost for the ESOP, $0.1 million was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended September 30, 2015 (three months ended September 30, 2014 — $0.1 million) and $0.5 million for the nine months ended September 30, 2015 (nine months ended September 30, 2014 — $0.7 million).

  (b)
  Restricted Share Unit Plan

  During the nine months ended September 30, 2015, 423,822 (nine months ended September 30, 2014 — 298,877) RSUs were granted with a grant date fair value of $11.9 million (nine months ended September 30, 2014 — $8.6 million). During the nine months ended September 30, 2015, the Company funded the RSU plan by transferring $11.5 million (nine months ended September 30, 2014 — $7.5 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $3.8 million for the three months ended September 30, 2015 (three months ended September 30, 2014 — $3.1 million) and $9.5 million for the nine months ended September 30, 2015 (nine months ended September 30, 2014 — $9.4 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

12.   STOCK-BASED COMPENSATION (Continued)

  (c)
  Incentive Share Purchase Plan

  During the nine months ended September 30, 2015, 392,635 common shares were subscribed for under the incentive share purchase plan (the "Purchase Plan") (nine months ended September 30, 2014 — 367,802) for a value of $10.8 million (nine months ended September 30, 2014 — $11.9 million). The total compensation cost recognized in the nine months ended September 30, 2015 related to the Purchase Plan was $3.6 million (nine months ended September 30, 2014 — $4.0 million).

13.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a portion of the Company's operating costs and capital expenditures are denominated in other currencies; primarily the Canadian dollar, Mexican peso and Euro. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs. The economic hedges relate to a portion of the non-US dollar denominated cash outflows arising from non-US dollar denominated expenditures. The Company does not apply hedge accounting to these arrangements.

  As at September 30, 2015, the Company had outstanding foreign exchange zero cost collars. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At September 30, 2015, the zero cost collars related to $310.6 million of 2015 and 2016 expenditures and the Company recognized mark-to-market adjustments in the loss on derivative financial instruments line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss). Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations that utilize period end forward pricing of the applicable currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2015 and 2014 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at September 30, 2015 or December 31, 2014. The call option premiums were recognized in the loss on derivative financial instruments line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss).

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding at September 30, 2015 relating to 3.0 million gallons of heating oil. The related mark-to-market adjustments prior to settlement were recognized in the loss on derivative financial instruments line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss). The Company does not apply hedge accounting to these arrangements.

  Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at September 30, 2015 and December 31, 2014, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

13.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  The following table sets out a summary of the amounts recognized in the loss on derivative financial instruments line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Premiums realized on written foreign exchange call options	$723	$520	$2,085	$1,755
Realized (loss) gain on warrants	—	(4,680)	9,071	(4,865)
Unrealized loss on warrants(i)	(363)	(6,254)	(2,133)	(927)
Realized (loss) gain on currency and commodity derivatives	(15,136)	(41)	(19,361)	743
Unrealized (loss) gain on currency and commodity derivatives(i)	(1,774)	2,547	(5,952)	(350)

Loss on derivative financial instruments	$(16,550)	$(7,908)	$(16,290)	$(3,644)

  Note:

  (i)
  Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the loss on derivative financial instruments line item of the condensed interim consolidated statements of income (loss) and comprehensive income (loss) and through the other line item of the condensed interim consolidated statements of cash flows.

14.   SEGMENTED INFORMATION

Nine Months Ended September 30, 2015:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$235,498	$(140,242)	$—	$95,256
Lapa mine	79,771	(39,919)	—	39,852
Goldex mine	103,359	(47,900)	—	55,459
Meadowbank mine	333,057	(181,387)	—	151,670
Canadian Malartic joint operation (note 5)	249,128	(125,380)	(4,202)	119,546
Kittila mine	158,980	(93,892)	—	65,088

Total Northern Business	1,159,793	(628,720)	(4,202)	526,871

Southern Business:
Pinos Altos mine	197,231	(80,824)	—	116,407
Creston Mascota deposit at Pinos Altos	49,483	(19,208)	—	30,275
La India mine	95,993	(36,724)	—	59,269

Total Southern Business	342,707	(136,756)	—	205,951

Exploration	—	—	(80,150)	(80,150)

Segments totals	$1,502,500	$(765,476)	$(84,352)	$652,672

Total segments income				$652,672
Corporate and other:
Amortization of property, plant and mine development				(451,480)
General and administrative				(74,468)
Impairment loss on available-for-sale securities				(8,106)
Finance costs				(57,341)
Loss on derivative financial instruments				(16,290)
Gain on sale of available-for-sale securities				24,599
Environmental remediation				(337)
Foreign currency translation gain				6,009
Other expenses				(11,651)

Income before income and mining taxes				$63,607

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

14.   SEGMENTED INFORMATION (Continued)

Nine Months Ended September 30, 2014:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$227,630	$(141,107)	$—	$86,523
Lapa mine	81,733	(43,593)	—	38,140
Goldex mine	87,531	(47,486)	—	40,045
Meadowbank mine	468,918	(203,725)	—	265,193
Canadian Malartic joint operation (note 5)	103,107	(66,215)	(1,423)	35,469
Kittila mine	125,662	(80,347)	—	45,315

Total Northern Business	$1,094,581	(582,473)	(1,423)	510,685

Southern Business:
Pinos Altos mine	191,970	(90,652)	—	101,318
Creston Mascota deposit at Pinos Altos	43,451	(20,278)	—	23,173
La India mine	63,674	(23,839)	—	39,835

Total Southern Business	299,095	(134,769)	—	164,326

Exploration	—	—	(40,143)	(40,143)

Segments totals	$1,393,676	$(717,242)	$(41,566)	$634,868

Total segments income				$634,868
Corporate and other:
Amortization of property, plant and mine development				(294,533)
General and administrative				(92,776)
Impairment loss on available-for-sale securities				(2,881)
Finance costs				(55,249)
Loss on derivative financial instruments				(3,644)
Gain on sale of available-for-sale securities				5,372
Environmental remediation				(9,163)
Foreign currency translation gain				3,170
Other income				1,686

Income before income and mining taxes				$186,850

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

14.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	September 30, 2015	December 31, 2014
Northern Business:
LaRonde mine	$831,706	$856,489
Lapa mine	59,604	74,131
Goldex mine	199,132	205,101
Meadowbank mine	593,217	660,278
Canadian Malartic joint operation (note 5)	2,033,248	2,068,532
Meliadine project	538,143	487,901
Kittila mine	921,072	931,335

Total Northern Business	5,176,122	5,283,767

Southern Business:
Pinos Altos mine	607,098	573,786
Creston Mascota deposit at Pinos Altos	74,988	84,176
La India mine	540,087	543,297

Total Southern Business	1,222,173	1,201,259

Exploration	194,540	144,580

Corporate and other	212,773	179,649

Total assets	$6,805,608	$6,809,255

15.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2015, the total amount of these guarantees was $188.6 million.

  As at September 30, 2015, the Company had $25.9 million of commitments related to the purchase of property, plant and mine development.

16.   SUBSEQUENT EVENTS

  Dividends Declared

  On October 28, 2015, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.08 per common share (a total value of approximately $17.4 million), to be paid on December 15, 2015 to holders of record of the common shares of the Company on December 1, 2015.

17.   ONGOING LITIGATION

  Securities Class Action Lawsuits

  On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers, some of whom who also are or were directors of the Company. The plaintiffs alleged that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs sought, among other things, damages of C$250.0 million. Following negotiations with the plaintiffs, on April 17, 2013 an Order was granted on consent of the plaintiffs and defendants certifying a class action proceeding and granting leave for the claims under Section 138 of the Securities Act (Ontario) to proceed.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2015

17.   ONGOING LITIGATION (Continued)

  On March 28, 2012, the Company and certain of its current and former officers, some of whom also are or were directors of the Company, were named as respondents in a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities with fewer than 50 employees resident in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100.0 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 1, 2013, the Quebec court certified the class action on terms identical to those set out in the consent Order granted in Ontario on April 17, 2013.

  In September 2015, the Company participated in a mediation with the plaintiffs in respect of both the Ontario and Quebec actions and reached an agreement in principle to settle the Ontario and Quebec actions for C$17.0 million without any admission of liability. As part of the settlement, the proceedings against the Company and certain of the Company's current and former officers, some of whom also are or were directors of the Company, will be dismissed. The settlement is subject to court approval in Ontario and Quebec which the Company expects will be sought in January 2016. The amount of the settlement is expected to be covered by the insurers to the Company. As at September 30, 2015, the Company recorded C$17.0 million in the accounts payable and accrued liabilities line item of the condensed interim consolidated balances sheets to reflect the expected settlement payment, with an equal amount recorded in the other current assets line item of the condensed interim consolidated balances sheets to reflect the related expected insurance receivable.

QuickLinks

  Exhibit 99.1
Third Quarter Report 2015
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in Accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2015
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in Accordance with International Financial Reporting Standards) For the Three and Nine Months Ended September 30, 2015
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) September 30, 2015